2023 ANNUAL REPORT

2024 PROXY STATEMENT



qurate
RETAIL, INC.

Dolly Parton Cover Photo Credit: Courtesy of Butterfly Records. Photo by Vijat Mohindra.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product and marketing strategies; future financial performance; the impact of the fire at the Rocky Mount fulfillment center; insurance recoveries; revenue growth at QVC; synergies; the recoverability of goodwill and other intangible assets; projected sources and uses of cash; repayment of debt; fluctuations in interest rates and foreign currency exchange rates; and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. In particular, statements in our “Letter to Shareholders” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures About Market Risk” contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- customer demand for our products and services and our ability to attract new customers and retain existing customers by anticipating customer demand and adapting to changes in demand;
- competitor responses to our products and services;
- increased digital TV penetration and the impact on channel positioning of our programs;
- the levels of online traffic to our businesses’ websites and our ability to convert visitors into customers or contributors;
- uncertainties inherent in the development and integration of new business lines and business strategies;
- our future financial performance, including availability, terms, deployment of capital and our level of indebtedness;
- our ability to effectively manage our installment sales plans and revolving credit card programs;
- the cost and ability of shipping companies, manufacturers, suppliers, digital marketing channels, and vendors to deliver products, equipment, software and services;
- the outcome of any pending or threatened litigation;
- availability of qualified personnel;
- the impact of the seasonality of our businesses;
- changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission, and adverse outcomes from regulatory proceedings;
- changes in the nature of key strategic relationships with partners, distributors, suppliers and vendors, including our reliance on social media platforms as a marketing tool;
- domestic and international economic and business conditions and industry trends, including the impact of the “Brexit” withdrawal of the United Kingdom from the European Union and the impact of inflation and increased labor costs;
- increases in market interest rates;
- changes in the trade policy and trade relations with China;
- consumer spending levels, including the availability and amount of individual consumer debt and customer credit losses;
- system interruption and the lack of integration and redundancy in the systems and infrastructures of our businesses;
- advertising spending levels;
- changes in distribution and viewing of television programming, including the expanded deployment of video on demand technologies and Internet protocol television and their impact on home shopping programming;
- rapid technological changes;
- failure to protect the security of personal information, subjecting us to potentially costly government enforcement actions and/or private litigation and reputational damage;
- the regulatory and competitive environment of the industries in which we operate;
- natural disasters, public health crises (including COVID-19 and its variants or future pandemics or epidemics), political crises, and other catastrophic events or other events outside of our control, including climate change;
- threatened terrorist attacks, political and economic unrest in international markets and ongoing military action around the world;
- failure to successfully implement Project Athens (defined elsewhere in this Annual Report); and
- fluctuations in foreign currency exchange rates.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

LETTER TO SHAREHOLDERS

April 2024

What a difference a year can make. In early 2023, our business was in a challenged position. We reported large declines in revenue, adjusted OIBDA and free cash flow for 2022 against a difficult macro backdrop and continued impacts of the tragic Rocky Mount fire. While we were making progress on our Project Athens turnaround and had confidence in our future, our efforts hadn't come through to our financial results.

Through 2023, we improved our execution and reduced operating costs. These actions resulted in expanded gross margins and optimized inventory. We divested Zulily in May, simplifying our portfolio and benefiting profitability and our go-forward liquidity. We paid down nearly $1 billion in gross debt. The third quarter was a clear inflection point in our operations. For the first time in over two years, we grew adjusted OIBDA[1], up 54% year-over-year as reported. We sustained this momentum in Q4, with adjusted OIBDA up 73%. For the full year 2023, we grew net cash provided by operating activities by $725 million and free cash flow[2] by $586 million from 2022.

We proved in 2023 that Qurate can deliver on its commitments. We are a relevant, profitable, cash-generative and more streamlined business. Our momentum is promising, and we intend to sustain this through 2024 and beyond.

QVC US and HSN

Our video commerce businesses are based on a simple insight: a significant and valuable portion of consumers view shopping as much more than a way to acquire material needs at the lowest possible price. These consumers see shopping as an opportunity to explore, dream and connect. Retailers that provide this connection for consumers, with the shopping experiences they crave, can be highly successful and profitable. Other retailers focus on algorithms, efficiency and price, and this too can be a successful model, but we believe their "dehumanized" experiences leave a large group of shoppers underserved.

QVC and HSN's video commerce model engages our audience in uniquely powerful ways, as seen in the enviable characteristics of our core customer. We serve an ideal customer segment: women ages 50+ who love to shop, have impressive purchasing power and represent a growing percent of the population. In 2023, our existing customers generated 90% of our annual sales, with an average of 31 items purchased and $1,600 in annual spend. At QVC US, our best customers (those who purchase more than 20 items per year) bought 76 items and increased their annual spend 9% year-over-year to $3,900. We saw improved stabilization in our customer count in 2023, along with encouraging signs of customer behavior, including growing our new customers in the second half of the year for the first time in over two years.

Our core customers continue to respond to our uniquely compelling video shopping experiences. In 2023, despite ongoing shifts in how and where people view video, our total linear minutes viewed rose 15% year-over-year. This growth reflects better execution in a variety of areas:

- We refreshed our assortment with more than 850 new brands, many of which deliver enhanced value at higher price points. We ramped up Fire Light, a proprietary lab-grown diamond brand, which helped QVC achieve an approximately 70% year-over-year increase in sales of real and lab-grown diamonds in 2023. Average sales price for these items doubled year-over-year. Over Black Friday weekend, HSN sold out of a Daymak e-bike priced at over $1,000.
- We elevated the appeal and urgency of our daily deals, and we generated excitement with our destination events. QVC's 49-hour nonstop holiday party attracted 680,000 customers including 40,000 new customers.
- We continue to shorten our delivery times and improve returns processes.

We are a unique retailer with a proven ability to drive high-volume, profitable sales through live video. This makes QVC and HSN still the ideal growth platforms for entrepreneurs, celebrities and established brands. We empower our vendors to share products and stories directly with our customers in live, interactive experiences that build personal connections.

As the New York Times recently commented, QVC Host Shawn Killinger's selling style is "mac-and-cheese comforting" and further commented on QVC Host David Venable: "His nonjudgmental energy transforms solo TV-watching into a communal experience… and he is never desperate to make a sale." QVC and HSN remain highly relevant to our target demographic across media platforms.

We're excited about expanding our celebrity lineups. At HSN, we celebrated a launch with musical icon Lionel Richie over the summer. We wrapped up the year with a launch from the legendary Chaka Khan. In October, multi-hyphenate music legend Dolly Parton chose to debut an exclusive version of her new, certified gold-selling "Rockstar" album on HSN and said to People magazine: "We've had such success with everybody there, so we thought, 'Well, why not just promote my rock album, too?'" At QVC, recent launches include The Outset (founded by actress Scarlett Johansson and Kate Foster) and BEAUTIFUL by Lawrence Zarian (style expert and host).

Our transformation is designed to reinvigorate our core value proposition through better execution. We're not fundamentally changing who we are. We remain highly confident in our unique model, and we look forward to applying it across more distribution platforms.

Streaming

So far, no one has cracked the code on driving profitable merchandise sales at scale through streaming platforms. Leveraging the fundamental strengths of our model as outlined in the prior section, we believe we bring specific advantages to scale our streaming offering and further increase our relevance as digital shopping continues to evolve.

First, we have a growing presence on every major streaming platform. We were early in putting our linear channels on over-the-top, free, ad-supported TV ("FAST") services—currently the fastest growing space in streaming. Our reach in FAST grew 25% year-over-year, including recent launches with Redbox Free Live TV, Amazon Prime Video's Freevee, Sling Freestream and VIZIO WatchFree+. We are present on nearly all virtual subscription services, such as YouTube TV and Sling TV. Our core QVC+ and HSN+ streaming service is available in over 100 million internet connected US homes.

Second, through our production teams and our vendor relationships, we can create large amounts of high-quality streaming content quickly and cost efficiently. HSN+ recently debuted "Getting Grilled with Curtis Stone," which features the award-winning chef cooking, chatting and engaging in friendly competition with celebrity guests. In TV Insider, Stone called the show "the next chapter of my culinary journey with HSN and HSN+ as we enter the video podcast arena together." QVC+ announced "Busy This Week," an original late-night talk show, hosted by author, actor, activist and writer Busy Philipps. She told Variety that QVC+ is "perfect for reaching our audience." Our streaming content is driving increased engagement: in 2023, total minutes viewed on our owned platforms and FAST channels increased 23% to 3.6 billion, representing 5% of our total US minutes viewed.

Third, we know how to monetize video content through product sales. Though still a small percentage of our overall revenue base, streaming revenue grew more than 50% in 2023. We see similar growth rates continuing into 2024 as the business begins to scale.

We're also experimenting beyond the TV screen with live shopping formats for smartphones and social pages. We look forward to updating you on our progress.

QVC International

QVC International returned to top- and bottom-line growth in the back half of 2023 for the first time since the second quarter of 2021, thanks to a series of initiatives targeting cost reductions, product margins and broadcast execution.

We are pleased with the customer response to Integrated Experience, our immersive multi-platform digital concept for enthusiasts in a specific market niche—such as gardening in the UK and culinary in Germany. The concept is driving an uplift in sales in these categories. Gardening sales in the UK rose 14% year-over-year following the April 2023 launch, while culinary sales in Germany rose 21% year-over-year following the July 2023 launch. Integrated Experience combines live videos, interactive chats and digital journeys across our apps, websites, broadcast channels and streaming to create a seamless, holistic experience for superfans of the category. We believe we can scale this concept to other category segments and markets over time.

At the same time, QVC International continues to enhance its digital customer experience through other innovations. In 2023, we upgraded our streaming capabilities, launched an improved online platform for customer ratings and reviews and added an AI tool to our websites in the UK and Germany that helps customers choose the right size and fit, which then drives them to buy. Moving forward, we've added and expanded growth initiatives in advanced analytics, content innovation, digital optimization, returns management and more, much of which will leverage our growing capabilities in generative AI being incubated out of the UK team.

Cornerstone Brands

Our Cornerstone Brands—Ballard Designs, Frontgate, Garnet Hill and Grandin Road—faced a challenging environment in 2023, with housing starts and home sales at historically depressed levels and a highly promotional marketplace. With this backdrop, the team diligently managed costs to grow gross margins for the full year and deliver only modest contraction in adjusted OIBDA margins.

Expanding physical retail presence has been a successful tool for driving deeper customer engagement and improved conversion with better access to our design services. We continue to expand our retail store network, opening four new stores and relocating three others in 2023. We plan to open six more stores and relocate a seventh in 2024. In addition, we are expanding our category assortment to lower our reliance on seasonal décor and cover more rooms in the house.

Capital Structure

We are committed to continued capital structure improvements while the business progresses its operational health. In 2023, we paid down nearly $1 billion in gross debt. We generated $919 million of net cash provided by operating activities and $577 million of free cash flow[2] and ended the year with QVC, Inc.'s net leverage at 2.4x, providing sufficient cushion relative to the 4.5x maximum leverage covenant threshold in our credit facility. Earlier this year, we completed the redemption of the QVC 4.75% notes due 2024 using cash on hand and revolver capacity. In 2024, we will continue to benefit from growth in adjusted OIBDA and solid free cash flow generation and will assess incremental opportunities to improve the balance sheet.

Closing

We are pleased with the hard work from our team in 2023 and significant results produced, specifically in returning Qurate to free cash flow growth in 2023 and substantially improving profitability in the second half of the year. While there is more work to be done, we made meaningful progress on stabilizing our revenue and our customer file. In 2024, we plan to build on our momentum, reinforce our relevance in an evolving retail environment and set Qurate in a strong position for 2025 and beyond.

We hope to see you at this year's Liberty Investor Day which will take place on November 14th in New York City. This year will be at a new location at Jazz at Lincoln Center at 10 Columbus Circle.

Thank you for your support, and we look forward to updating you on our progress.

David Rawlinson II
President & Chief Executive Officer

Gregory B. Maffei
Executive Chairman of the Board

1. For a definition of adjusted OIBDA as defined by our company, as well as a reconciliation of adjusted OIBDA to operating income (loss), see "Financial Information—Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

2. For a definition and reconciliation of free cash flow, see Appendix A in Qurate Retail, Inc.'s Definitive Proxy Statement on Schedule 14A with respect to its 2024 annual meeting of stockholders.

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in Qurate Retail Series A and Series B common stock from December 31, 2018 through December 31, 2023 to the percentage change in the cumulative total return on the S&P 500 Index and the S&P 500 Retail Index. This chart includes the impact of (i) the special dividend of 0.03 of a share of Qurate Retail's newly-created preferred stock per share of common stock which was distributed to shareholders in September 2020, including the ongoing distributions of quarterly dividends paid to preferred stockholders and assuming reinvestment of such dividends into Qurate Retail's preferred stock, and (ii) the distribution of special cash dividends, assuming reinvestment of the cash proceeds into our common stock.

QURATE RETAIL COMMON STOCK VS. S&P 500 and S&P 500 RETAIL INDICES
12/31/18 TO 12/31/23


$300
$250
$200
$150
$100
$50
$0
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Qurate Retail Series A
Qurate Retail Series B
S&P 500 Index
S&P 500 Retail Index

	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Qurate Retail Series A	$100.00	$ 43.19	$ 94.91	$ 80.27	$ 20.21	$ 16.05
Qurate Retail Series B	$100.00	$ 45.97	$ 99.71	$ 84.83	$ 39.98	$ 47.63
S&P 500 Index	$100.00	$128.88	$149.83	$190.13	$153.16	$190.27
S&P 500 Retail Index	$100.00	$135.23	$166.07	$207.61	$168.54	$247.27

Note: Trading data for the Series B shares is limited as they are thinly traded.

INVESTMENT SUMMARY

(Based on publicly available information as of January 31, 2024 unless otherwise noted)
www.qurateretail.com/about/asset-list

The following table sets forth some of Qurate Retail, Inc.'s assets which may be held directly and indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the table are approximate and, where applicable, assume conversion to common stock by Qurate Retail, Inc. and, to the extent known by Qurate Retail, Inc., other holders. In some cases, Qurate Retail, Inc.'s interest may be subject to buy/sell procedures, repurchase rights or dilution.

QURATE RETAIL, INC.			
ENTITY	DESCRIPTION OF OPERATING BUSINESS	ATTRIBUTED SHARE COUNT(1) (in millions)	ATTRIBUTED OWNERSHIP(2)
Cornerstone Brands	Cornerstone is comprised of interactive, aspirational home and apparel lifestyle brands including Frontgate, Ballard Designs, Garnet Hill and Grandin Road.	N/A	100%
LIC Sound, LLC	Venture investment fund focused on technology companies.	N/A	Various(3)
Liberty Technology Venture Capital II, LLC	Investment fund focused on Israeli technology companies.	N/A	80%
QVC, Inc.	QVC, Inc. is a world leader in video commerce, which includes video-driven shopping across linear TV, ecommerce sites, digital streaming and social platforms. QVC offers an ever-changing collection of familiar brands and fresh new products—from home and fashion to beauty, electronics, and jewelry—and connects shoppers to interesting personalities, engaging stories, and award-winning customer service. QVC, Inc. includes QVC U.S., QVC International and HSN.	N/A	100%

Note: Tables above include holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.
2) Represents undiluted ownership interest.
3) Includes portfolio of assets with varying non-controlling ownership percentages.

FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Each series of the common stock of Qurate Retail, Inc. (“Qurate Retail,” the “Company,” “we,” “us” and “our”) trades on the Nasdaq Global Select Market. Our Series A and Series B common stock trade on the Nasdaq Global Select Market, under the symbols “QRTEA” and “QRTEB.” Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq’s website at www.nasdaq.com. The following table sets forth the range of high and low sales prices of shares of our Series B common stock for the years ended December 31, 2023 and 2022. Although our Series B common stock is traded on the Nasdaq Global Select Market, an established public trading market does not exist for the stock, as it is not actively traded.

	Qurate Retail Series B (QRTEB)	
	High	Low
2022		
First quarter	$ 8.08	4.75
Second quarter	$ 5.80	3.61
Third quarter	$ 21.93	3.04
Fourth quarter	$ 13.56	4.20
2023		
First quarter	$ 7.44	4.28
Second quarter	$ 9.50	3.69
Third quarter	$ 8.74	5.12
Fourth quarter	$ 9.15	5.42

Holders

As of January 31, 2024, there were 2,148 and 58 record holders of our Series A and Series B common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

On November 4, 2021, Qurate Retail announced that its board of directors (the “Board of Directors”) declared a special cash dividend in the amount of $1.25 per common share for an aggregate cash dividend of approximately $488 million based on shares outstanding as of October 31, 2021. The dividend was payable on November 22, 2021 to stockholders of record of Qurate Retail’s Series A and Series B common stock as of the close of business on November 15, 2021.

Aside from the above mentioned dividends, we have not paid any cash dividends on our common stock during the years ended December 31, 2023, 2022, and 2021. Payment of cash dividends, if any, in the future will be determined by the Board of Directors in light of our earnings, financial condition and other relevant considerations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources.”

Purchases of Equity Securities by the Issuer

Share Repurchase Programs

In May 2019, the board authorized the repurchase of $500 million of Series A or Series B common stock. In August 2021, the board authorized the repurchase of $500 million of Series A or Series B common stock.

There were no repurchases of Series A common stock, Series B common stock or the Company's 8.0% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Preferred Stock") during the three months ended December 31, 2023.

No shares of Series A common stock and 30 shares of Preferred Stock were surrendered by certain of our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock during the three months ended December 31, 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. Additionally, see note 2 in the accompanying consolidated financial statements for an overview of new accounting standards that we have adopted or that we plan to adopt that have had or may have an impact on our financial statements.

Overview

We own controlling and non-controlling interests in a broad range of video and online commerce companies. Our largest businesses and reportable segments are QxH (QVC U.S. and HSN, Inc. ("HSN")) and QVC International. QVC, Inc. ("QVC"), which includes QxH and QVC International, markets and sells a wide variety of consumer products in the United States ("U.S.") and several foreign countries via highly engaging video-rich, interactive shopping experiences. Cornerstone Brands, Inc. ("CBI") consists of a portfolio of aspirational home and apparel brands, and is a reportable segment. Our "Corporate and other" category includes various cost method investments.

Zulily, LLC ("Zulily") was a wholly owned subsidiary of Qurate Retail until its divestiture on May 24, 2023. Qurate Retail recognized a loss on the divestiture of $64 million in the second quarter of 2023. Zulily is included in Corporate and other through May 23, 2023 and is not presented as a discontinued operation as the disposition did not represent a strategic shift that had a major effect on Qurate Retail's operations and financial results.

Included in revenue in the accompanying consolidated statements of operations is $301 million, $906 million and $1,453 million, for the years ended December 31, 2023, 2022 and 2021, respectively, related to Zulily. Included in net earnings (loss) in the accompanying consolidated statement of operations is a loss of $44 million, a loss of $470 million, and a loss of $412 million, for the years ended December 31, 2023, 2022, and 2021, respectively, related to Zulily. Included in total assets in the accompanying consolidated balance sheets as of December 31, 2022 is $257 million, related to Zulily.

The COVID-19 pandemic resulted in significant disruption to the global economy and negatively impacted us and our operations. For example, as a result of COVID-19, many traditional brick-and-mortar retailers temporarily closed their stores while distance retailers, such as QVC, continued operating. As a result, QVC initially experienced an increase in new customers and an increase in demand for certain categories, such as home and electronics. However, as traditional brick-and-mortar retailers were allowed to reopen their stores and consumers were able to resume prepandemic shopping habits, we observed a decline in customers and a decline in demand for our products.

Beginning in the second quarter of 2021, QVC experienced escalating shipping disruptions due to challenges in the global supply chain and labor market. These factors caused extended lead time on inventory orders. As a result, the delayed receipt of inventory ordered in prior periods impacted QVC's ability to have the right products at the right time. These factors also impacted QVC's ability to offer certain goods and ship orders timely to our customers. Although these product shortages and supply chain disruptions have moderated, in the event of resurgences of COVID-19, including new variants in the future, or the occurrence of another pandemic or epidemic, QVC cannot be certain that they will be able to identify alternative sources for their products without delay or without greater cost to us.

In addition, as a result of COVID-19 QVC experienced material negative impacts to our financial results, including our capital and liquidity, decreases in the disposable income of existing and potential new customers, heightened inflation, increased currency volatility resulting in adverse currency rate fluctuations and higher interest rates.

QVC has seen inflationary pressures during the period, including higher wages and merchandise costs. If these pressures persist, inflated costs may result in certain increased costs outpacing QVC's pricing power in the near term.

On December 18, 2021, QVC experienced a fire at its Rocky Mount fulfillment center in North Carolina. Rocky Mount was QVC's second-largest fulfillment center, processing approximately 25% to 30% of volume for QVC U.S., and also served as QVC U.S.'s primary returns center for hard goods. The building was significantly damaged as a result of the fire and related smoke and would not reopen. QVC took steps to mitigate disruption to operations including diverting inbound orders, leveraging its existing fulfillment centers and supplementing these facilities with short-term leased space as needed. QVC sold the property in February 2023 and as of December 31, 2023 received net cash proceeds of $19 million. QVC continues to assess its network footprint and is making investments to expand capacity and increase throughput as a result of the loss of the Rocky Mount fulfillment center.

Based on the provisions of QVC's insurance policies certain fire related costs were recoverable. In June 2023, QVC agreed to a final insurance settlement with its insurance company and received all remaining proceeds related to the Rocky Mount claim. As of December 31, 2022 and 2023, QVC recorded cumulative fire related costs of $407 million and $439 million, respectively. Cumulative costs as of December 31, 2022 and 2023 include $119 million of costs that were not reimbursable by QVC's insurance policies. As of December 31, 2022 and 2023, QVC received cumulative insurance proceeds of $380 million and $660 million, respectively and recorded net gains, representing the proceeds received in excess of recoverable losses recognized, of $132 million and $208 million, respectively. Of the $280 million of insurance proceeds received during the year ended December 31, 2023, $210 million represents recoveries for business interruption losses. The fire related costs and gains related to insurance recoveries are included in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statement of operations.

While QVC took steps to minimize the overall impact to the business, it experienced increased warehouse and logistics costs during the years ended December 31, 2023 and 2022. QVC does not anticipate these increased warehouse and logistics costs will have a material impact on future periods.

In June 2022, QVC modified the finance lease for its distribution center in Ontario, California which reduced the term of the lease and removed QVC's ability to take ownership of the distribution center at the end of the lease term. QVC will make annual payments over the modified lease term. Since the lease was modified and removed QVC's ability to take ownership at the end of the lease term, the Company accounted for the modification similar to a sale and leaseback transaction, and as a result, recognized a $240 million gain on the sale of the distribution center during the second quarter of 2022 calculated as the difference between the aggregate consideration received (including cash of $250 million and forgiveness of the remaining financing obligation of $84 million) and the carrying value of the distribution center. The gain is included in gains on sale of asset and sale leaseback transactions in the consolidated statement of operations. The Company accounted for the modified lease as an operating lease and recorded a $37 million right-of-use asset and a $31 million operating lease liability, with the difference attributable to prepaid rent.

In July 2022, QVC sold five owned and operated properties located in the U.S. to an independent third party and received net cash proceeds of $443 million. Concurrent with the sale, QVC entered into agreements to lease each of the properties back from the purchaser over an initial term of 20 years with the option to extend the terms of the property leases for up to four consecutive terms of five years. QVC recognized a $277 million gain related to the successful sale

leaseback during the year ended December 31, 2022, calculated as the difference between the aggregate consideration received and the carrying value of the properties. The Company accounted for the leases as operating leases and recorded a $207 million right-of-use asset and a $205 million operating lease liability, with the difference attributable to initial direct costs.

In November 2022, QVC entered into agreements to sell two properties located in Germany and the U.K. to an independent third party. Under the terms of the agreements, QVC received net cash proceeds of $102 million related to its German facility and $80 million related to its U.K. facility when the sale closed in January 2023. Concurrent with the sale, QVC entered into agreements to lease each of the properties back from the purchaser over an initial term of 20 years with the option to extend the terms of the property leases for up to four consecutive terms of five years. QVC recognized a $69 million and $44 million gain related to the successful sale leaseback of the German and U.K. properties, respectively, during the first quarter of 2023 calculated as the difference between the aggregate consideration received and the carrying value of the properties. The Company accounted for the leases as operating leases and recorded a $42 million and $32 million right-of-use asset and operating lease liability for the German and U.K. properties, respectively.

Strategies and Challenges

QVC

On June 27, 2022, Qurate Retail announced a five-point turnaround plan designed to stabilize and differentiate its QVC U.S. and HSN brands and expand the Company's leadership in video streaming commerce ("Project Athens"). Project Athens main initiatives include: (i) improve customer experience and grow relationships; (ii) rigorously execute core processes; (iii) lower cost to serve; (iv) optimize the brand portfolio; and (v) build new high growth businesses anchored in strength.

Improve Customer Experience and Grow Relationships. Qurate Retail is focused on rebuilding stronger connections with their customers. In order to improve customer experience and grow relationships, Qurate Retail is working to optimize programming using advanced analytics to align product offerings, promotions and airtime with customer preferences. In addition, we expect to invest in infrastructure which will endeavor to improve the customer's order to delivery experience by reducing shipping time and improving shipment tracking visibility. We will continue to focus on customer loyalty through providing customers with a more personalized experience.

Rigorously execute core processes. Qurate Retail is enhancing its core processes to deliver the human story telling experience behind a product while also sharing a clear and compelling value proposition. In order to rigorously execute core processes, Qurate Retail will optimize pricing and assortment by investing in enhanced IT systems that will support real-time pricing and promotion adjustments at an item level. We will also focus on growing our private label brands to drive revenue and margin at productive scale.

Lower cost to serve. Qurate Retail is right sizing its cost base to improve profitability and cash generation. In order to lower cost to serve, Qurate Retail will enhance review of spending to identify cost savings opportunities and opportunities to create new operational efficiencies, through end-to-end product and process reviews, and leveraging technology and process automation. Additionally, we will improve product margin through lower fulfillment costs, freight optimization and higher productivity.

Optimize the brand portfolio. Qurate Retail divested Zulily in the second quarter of 2023, consistent with its goal of optimizing the brand portfolio. Qurate Retail is exploring untapped opportunities to maximize brand value.

Build new high growth businesses anchored in strength. Finally, Qurate Retail is focused on expanding in the video streaming shopping market. In order to build new high growth businesses anchored in strength, Qurate Retail expects to expand streaming viewership by improving the current streaming experience with enhanced video and navigation and seamless transactions. Additionally, we are shaping the future streaming experience with exclusive content, program and deal concepts. We are also building a next generation shopping app featuring vendors with self-made content.

QVC's future net revenue will depend on its ability to grow through digital platforms, retain and grow revenue from existing customers and attract new customers. QVC's future net revenue may also be affected by (i) the willingness of cable television and direct-to-home satellite system operators to continue carrying QVC's programming service; (ii) QVC's ability to maintain favorable channel positioning, which may become more difficult due to governmental action or from distributors converting analog customers to digital; (iii) changes in television viewing habits because of video-on-demand technologies and Internet video services; (iv) QVC's ability to source new and compelling products; and (v) general economic conditions.

The current economic uncertainty in various regions of the world in which our subsidiaries and affiliates operate could adversely affect demand for their products and services since a substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Global financial markets may experience disruptions, including increased volatility and diminished liquidity and credit availability. If economic and financial market conditions in the U.S. or other key markets, including Japan and Europe, continue to be uncertain or deteriorate, customers may respond by suspending, delaying, or reducing their discretionary spending. A suspension, delay or reduction in discretionary spending could adversely affect revenue. Accordingly, our businesses' ability to increase or maintain revenue and earnings could be adversely affected to the extent that relevant economic environments decline. Such weak economic conditions may also inhibit QVC's expansion into new European and other markets. The Company is currently unable to predict the extent of any of these potential adverse effects.

During 2022, QVC commenced the first phase of Project Athens, including actions to reduce inventory and planned a workforce reduction that was completed in February 2023. These initiatives are consistent with QVC's strategy to operate more efficiently as it implements its turnaround plan, and QVC expects to incur additional expenses related to Project Athens initiatives in future periods. During the year ended December 31, 2023, QVC implemented a workforce reduction and recorded restructuring charges of $13 million in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statements of operations.

CBI.

CBI's goal is to continue to provide customers with appealing home furnishings and apparel products that delight and inspire. As customers shop CBI's breadth of products through its websites, retail stores or through its catalog mailings, they will find products that allow them to outfit their lives and homes to their unique style. CBI's brands, including Ballard Designs, Frontgate, Grandin Road and Garnet Hill, provide a selection of fresh, unique and aspirational merchandise curated every season. CBI intends to employ the following strategies to achieve these goals and objectives: (i) acquire new customers through effective direct-to-consumer marketing; (ii) expand brick-and-mortar retail in attractive markets; (iii) further develop proprietary product that is unique to its brand positioning; (iv) invest in cross brand loyalty programs and a redesigned mobile platform; and (v) build out a successful low cost supply chain network to support the growth of the business.

CBI looks to leverage its sourcing network by leaning on its merchandising team for further proprietary product development. As CBI grows, continuing to identify a stable and reliable supplier base that can partner with its brand merchants to develop future collections and offering will be key to the long-term health and growth of the business. If CBI is not able to identify markets capable of manufacturing at a logistics cost structure that aids the brand desire for further proprietary product, it may lose customers to lower cost competitors who rely on trading houses for product. Even if CBI identifies new vendors, it may not be able to purchase desired merchandise in sufficient quantities or on acceptable terms in the future, and products from alternative sources, if any, may be of a lesser quality or more expensive than those from existing vendors. An inability to purchase suitable merchandise on acceptable terms or to source new vendors could have an adverse effect on CBI's business.

As a direct-to-consumer company, CBI endeavors to effectively target consumers to drive acquisition, repeat buyers and reactivated purchasers. CBI uses a balance of retail stores and digital marketing to entice customers to shop its assortment. CBI must incur costs related to its marketing efforts, including but not limited to, photography, digital analytics, paper purchases, catalog print relationships, and real estate development. As CBI grows, there will be challenges to market in a way that enables further consumer purchase expansion at a cost that continues to return value back to the business.

Results of Operations—Consolidated

General. We provide in the tables below information regarding our Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our principal reportable segments. The "Corporate and other" category consists of various cost method investments. For a more detailed discussion and analysis of the financial results of the principal reporting segments, see "Results of Operations - Businesses" below.

A discussion regarding our financial condition and results of operations for fiscal year 2023 compared to fiscal year 2022 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2022 compared to fiscal year 2021 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report for the year ended December 31, 2022.

Operating Results

	Years ended December 31,	
	2023	2022
	amounts in millions	
Revenue		
QxH	$ 6,995	7,359
QVC International	2,454	2,528
CBI	1,165	1,313
Corporate and other	301	906
Consolidated Qurate Retail	$ 10,915	12,106
Operating Income (Loss)		
QxH	$ 275	(1,820)
QVC International	370	306
CBI	35	48
Corporate and other	(90)	(575)
Consolidated Qurate Retail	$ 590	(2,041)
Adjusted OIBDA		
QxH	$ 746	750
QVC International	325	358
CBI	67	78
Corporate and other	(64)	(122)
Consolidated Qurate Retail	$ 1,074	1,064

Revenue. Our consolidated revenue decreased 9.8% for the year ended December 31, 2023, as compared to the corresponding prior year period.

QxH, CBI and QVC International revenue decreased $364 million, $148 million and $74 million, respectively, during the year ended December 31, 2023, as compared to the same period in the prior year. See "Results of Operations – Businesses" below for a more complete discussion of the results of operations of QVC and CBI. Corporate and other revenue decreased $605 million for the year ended December 31, 2023, as compared to the same period in the prior year, due to Zulily's results only being recorded through May 23, 2023.

Operating income (loss). Our consolidated operating income increased $2,631 million for the year ended December 31, 2023 as compared to the corresponding prior year period.

QxH and QVC International operating income increased $2,095 million and $64 million, respectively, and CBI decreased by $13 million, for the year ended December 31, 2023, compared to the same period in the prior year. See "Results of Operations – Businesses" below for a more complete discussion of the results of operations of QVC and CBI. Operating income for Corporate and other increased $485 million for the year ended December 31, 2023, as compared to the corresponding period in the prior year, primarily related to Zulily's operations only being recorded through May 23, 2023 as a result of the divestiture of Zulily.

Adjusted Operating Income Before Depreciation and Amortization ("OIBDA"). To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP financial measure. We define Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, and where applicable, separately identified impairments, litigation settlements, restructuring, penalties and fire related costs, net (including Rocky Mount inventory losses), and gains on sale of assets and leaseback transactions. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flows provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA.

	Years ended December 31,	
	2023	2022
	amounts in millions	
Operating income (loss)	$ 590	(2,041)
Depreciation and amortization	407	481
Stock-based compensation	53	60
Restructuring, penalties and fire related costs, net of (recoveries)	(189)	3
Gains on sale of assets and sale leaseback transactions	(113)	(520)
Impairment of intangible assets	326	3,081
Adjusted OIBDA	$ 1,074	1,064

Consolidated Adjusted OIBDA increased $10 million for the year ended December 31, 2023, as compared to the corresponding prior year period.

All remaining businesses experienced Adjusted OIBDA declines for the year ended December 31, 2023, as compared to the corresponding prior year period. See "Results of Operations – Businesses" below for a more complete discussion of the results of operations of QVC and CBI. Corporate and other Adjusted OIBDA increased $58 million for the year ended December 31, 2023, as compared to the corresponding period in the prior year primarily due to the divestiture of Zulily and Adjusted OIBDA losses only being recorded through May 23, 2023.

Other Income and Expense

Components of Other Income (Expense) are presented in the table below.

	Years ended December 31, 2023	2022
	amounts in millions	
Interest expense	$ (451)	(456)
Interest and dividend income	52	10
Realized and unrealized gains (losses) on financial instruments, net	(61)	55
Loss on disposition of Zulily	(64)	—
Tax sharing income (expense) with Liberty Broadband	(11)	79
Other, net	11	45
Other income (expense)	$ (524)	(267)

Interest expense. Interest expense decreased $5 million for the year ended December 31, 2023, as compared to the corresponding prior year period, due to the reversal of interest expense accrued in prior periods related to QVC's settlement of state income tax reserves during the current period, and a decrease in Corporate level interest expense due to the exchanges of the 1.75% Exchangeable Senior Debentures (as defined below) during the current period, partially offset by higher interest expense as a result of the outstanding balance and a higher interest rate on QVC's senior secured credit facility (the "Credit Facility") during the current period.

Interest and dividend income. Interest and dividend income increased $42 million for the year ended December 31, 2023, as compared to the corresponding prior year period, primarily related to increases in cash balances during the first half of 2023 and higher interest rates on invested cash balances compared to the prior year.

Realized and unrealized gains (losses) on financial instruments. Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31, 2023	2022
	amounts in millions	
Equity securities	$ (22)	13
Exchangeable senior debentures	(33)	324
Indemnification asset	(5)	(273)
Other financial instruments	(1)	(9)
	$ (61)	55

The changes in these accounts are due primarily to market factors and changes in the fair value of the underlying stocks or financial instruments to which these relate. The increase in realized and unrealized losses for the year ended December 31, 2023 as compared to the corresponding prior year was primarily due to an increase in unrealized losses on the exchangeable senior debentures driven by increases in stock prices of the securities underlying the debentures compared to the prior year, and an increase in unrealized losses on the Company's equity securities, partially offset by a decrease in unrealized losses on the indemnification asset (see note 4 of the accompanying consolidated financial statements).

Loss on disposition of Zulily. The Company recorded a net loss of $64 million associated with the disposition of Zulily during the year ended December 31, 2023 (see note 1 to the accompanying consolidated financial statements).

Tax sharing income (expense) with Liberty Broadband. The Company has a tax sharing agreement with Liberty Broadband. As a result, the Company recognized tax sharing loss of $11 million and tax sharing income of $79 million for the years ended December 31, 2023 and 2022, respectively.

Other, net. Other, net decreased $34 million for the year ended December 31, 2023, when compared to the corresponding prior year periods. The activity captured in Other, net is primarily attributable to foreign exchange gains (losses) and tax sharing income. The increase in Other, net for the year ended December 31, 2023 is primarily due to the result of foreign exchange losses in the current year compared to foreign exchange gains in the prior year, and the sale of warrants at QVC in the prior year and no similar sale in the current year, partially offset by tax sharing income from Liberty Media Corporation ("LMC").

Income taxes. Earnings (losses) before income taxes and income tax (expense) benefit are as follows:

	Years ended December 31,	
	2023	2022
Earnings (loss) from continuing operations before income taxes	$ 66	(2,308)
Income tax (expense) benefit	(160)	(224)
Effective income tax rate	242%	10%

For the year ended December 31, 2023 income tax expense was greater than the U.S. statutory rate of 21% due to state income tax expense, foreign income tax expense, the impairment of goodwill that is not deductible for tax purposes, non-deductible interest expense related to Preferred Stock and stock compensation, partially offset by tax benefits from a decrease in effective tax rate used to measure deferred taxes.

For 2022, the most significant portion of the losses before income taxes relates to a goodwill impairment that is not deductible for tax purposes.

Net earnings (loss). We had net losses of $94 million and $2,532 million for the years ended December 31, 2023 and 2022, respectively. The change in net earnings (loss) was the result of the above-described fluctuations in our revenue, expenses and other gains and losses.

Liquidity and Capital Resources

As of December 31, 2023 substantially all of our cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

The following are potential sources of liquidity: available cash balances, equity issuances, dividend and interest receipts, proceeds from asset sales, debt (including availability under the Credit Facility, as discussed in note 6 of the accompanying consolidated financial statements), and cash generated by the operating activities of our wholly-owned subsidiaries. Cash generated by the operating activities of our subsidiaries is only a source of liquidity to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted. For example, under QVC's bond indentures, it is able to pay dividends or make other restricted payments if it is not in default on its senior secured notes and its consolidated leverage ratio is no greater than 3.5 to 1.0 ("the senior secured notes leverage basket"). In addition, under the Credit Facility, QVC is able to pay dividends or make other restricted payments if it is not in default on the Credit Facility and its consolidated net leverage ratio is no greater than 4.0 to 1.0. Further, under QVC's bond indentures and the Credit Facility credit agreement, unlimited dividends are permitted to service the debt of Qurate Retail so long as there is no default (i.e., no leverage test is needed).

As of December 31, 2023, QVC's consolidated leverage ratio (as calculated under QVC's senior secured notes) was greater than 3.5 to 1.0 and as a result QVC is restricted in its ability to make dividends or other restricted payments under the senior secured notes. Although QVC will not be able to make unlimited dividends or other restricted payments under the senior secured notes leverage basket, QVC will continue to be permitted to make unlimited dividends to parent entities of QVC to service the principal and interest when due in respect of indebtedness of such parent entities (so long as there is no default under the indentures governing QVC's senior secured notes or the Credit Facility) and permitted to make certain restricted payments to Qurate Retail under an intercompany tax sharing agreement in respect of certain tax obligations of QVC and its subsidiaries.

Qurate Retail and certain of its subsidiaries' debt credit ratings were downgraded during the year ended December 31, 2023 as follows: (i) Fitch Ratings downgraded Qurate Retail, LI LLC, and QVC's long-term issuer default ratings from "BB-" to "B", LI LLC's senior unsecured rating from "BB-" to "CCC+", and QVC's senior secured rating from "BB+" to "B+"; (ii) S&P Global downgraded LI LLC's issuer credit rating from "B-" to "CCC+", LI LLC's senior unsecured rating from "CCC" to "CCC-", and QVC's senior secured rating from "B+" to "B-"; and (iii) Moody's downgraded LI LLC corporate family rating from "B1" to "B3", LI LLC's senior unsecured rating from "B3" to "Caa2", and QVC's senior secured debt ratings from "Ba3" to "B2."

Qurate Retail and its subsidiaries are in compliance with their debt covenants as of December 31, 2023.

As of December 31, 2023, Qurate Retail's liquidity position consisted of the following:

	Cash and cash equivalents
	amounts in millions
QVC	$ 307
CBI	86
Corporate and other	728
Total Qurate Retail	$ 1,121

To the extent that the Company recognizes any taxable gains from the sale of assets, we may incur tax expense and be required to make tax payments, thereby reducing any cash proceeds. Additionally, we have $2.28 billion available for borrowing under the Credit Facility at December 31, 2023. As of December 31, 2023, QVC had approximately $204 million of cash and cash equivalents and restricted cash held in foreign subsidiaries that is available for domestic purposes with no significant tax consequences upon repatriation to the U.S. QVC accrues taxes on the unremitted earnings of its international subsidiaries. Approximately 76% of this foreign cash balance was that of QVC Japan. QVC owns 60% of QVC Japan and shares all profits and losses with the 40% minority interest holder, Mitsui & Co, LTD.

Our cash generated by operating activities was significantly higher in 2023 than it was in 2022 due to receipt of insurance proceeds and favorable working capital trends. We believe our businesses will continue to generate positive cash from operating activities in future periods.

		Years ended December 31,	
		2023	2022
Cash Flow Information		amounts in millions	
Net cash provided (used) by operating activities	$	919	194
Net cash provided (used) by investing activities	$	(54)	601
Net cash provided (used) by financing activities	$	(1,010)	(72)

During the year ended December 31, 2023, Qurate Retail's primary sources of cash were insurance proceeds of $280 million, proceeds from the sales of fixed assets of $208 million, and proceeds of $71 million from disposition of investments, partially offset by capital expenditures of $230 million, expenditure for television distribution rights of $113 million, and dividends paid to noncontrolling interest of $53 million.

The projected uses of Qurate Retail’s cash in the next year, outside of normal operating expenses (inclusive of tax payments), are the costs to service outstanding debt including approximately $330 million for estimated interest payments on corporate level and other subsidiary debt, anticipated capital improvement spending between $235 million and $250 million, the repayment of certain debt obligations, payments related to television distribution rights, payment of dividends to the holders of the Preferred Stock, and additional investments in existing or new businesses. The Company also may be required to make net payments of income tax liabilities to settle items under discussion with tax authorities. The Company expects that cash on hand and cash provided by operating activities in future periods and outstanding borrowing capacity will be sufficient to fund projected uses of cash.

The Company may from time to time repurchase any level of its outstanding debt through open market purchases, privately negotiated transactions, redemptions, tender offers or otherwise. Repurchases or retirement of debt, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

On February 27, 2024, QVC delivered a notice of redemption to the trustee and holders of QVC’s 4.85% senior secured notes due 2024 (the “2024 Notes”). Pursuant to the notice of redemption, QVC expects to redeem the remaining outstanding 2024 Notes in full on March 28, 2024.

Off-Balance Sheet Arrangements and Aggregate Material Cash Requirements

In connection with agreements for the sale of assets by our Company, we may retain liabilities that relate to events occurring prior to the sale, such as tax, environmental, litigation and employment matters. We generally indemnify the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by us. These types of indemnification obligations may extend for a number of years. We are unable to estimate the maximum potential liability for these types of indemnification obligations as the sale agreements may not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Information concerning the amount and timing of required payments, both accrued and off-balance sheet, under our material cash requirements, excluding uncertain tax positions as it is undeterminable when payments will be made, is summarized below.

	Payments due by period				
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
	amounts in millions				
Consolidated material cash requirements					
Long-term debt (1)	$ 5,939	426	1,448	1,081	2,984
Interest payments (2)	3,631	334	596	421	2,280
Finance and operating lease obligations	1,363	117	209	195	842
Preferred Stock (3)	2,008	102	203	203	1,500
Purchase orders and other obligations (4)	2,030	1,966	55	9	—
Total	$ 14,971	2,945	2,511	1,909	7,606

(1) Amounts are reflected in the table at the outstanding principal amount, assuming the debt instruments will remain outstanding until the stated maturity date, and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheets. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on our outstanding debt at December 31, 2023, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2023 rates and (iii) assume that our existing debt is repaid at maturity.

(3) This amount reflects the annual 8.0% dividend on shares of Preferred Stock outstanding as of December 31, 2023 and redemption of the Preferred Stock on March 15, 2031.

(4) Amounts include open purchase orders for inventory and non-inventory purchases along with other material cash requirements.

Critical Accounting Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with the audit committee of the Board of Directors.

Fair Value Measurements of Non-Financial Instruments. Our non-financial instrument valuations are primarily comprised of our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets, such as tradenames and our evaluation of the recoverability of our other long-lived assets upon certain triggering events, and our determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations. If the carrying value of our long-lived assets exceeds their undiscounted cash flows, we are required to write the carrying value down to fair value. Any such write down is included in impairment of long-lived assets in our consolidated statements of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair

value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment.

As of December 31, 2023, the intangible assets not subject to amortization for each of our significant reportable segments were as follows:

	Goodwill	Tradenames	Total
	amounts in millions		
QxH	$ 2,367	2,698	5,065
QVC International	785	—	785
CBI	12	—	12
	$ 3,164	2,698	5,862

We perform our annual assessment of the recoverability of our goodwill and other non-amortizable intangible assets during the fourth quarter of each year, or more frequently, if events or circumstances indicate impairment may have occurred. We utilize a qualitative assessment for determining whether a quantitative goodwill and other non-amortizable intangible asset impairment analysis is necessary. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. In evaluating goodwill on a qualitative basis the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. In 2023 an impairment of $326 million was recorded to QxH's goodwill. In 2022, an impairment of $2,535 million was recorded to QxH's goodwill. In 2022 and 2021, impairments of $226 million and $233 million were recorded to Zulily's goodwill, respectively. No tradename impairments were recorded during the year ended December 31, 2023. In 2022, an impairment of $180 million was recorded to the QxH tradename (related to the tradename associated with HSN). In 2022 and 2021, impairments of $140 million and $130 million were recorded to Zulily's tradename, respectively.

Retail Related Adjustments and Allowances. QVC records adjustments and allowances for sales returns, inventory obsolescence and uncollectible receivables. Each of these adjustments is estimated based on historical experience. Sales returns are calculated as a percent of sales and are netted against revenue in its consolidated statements of operations. Sales returns represented 16.3% and 15.3% of gross product revenue for the years ended December 31, 2023 and 2022, respectively. The inventory obsolescence reserve is calculated as a percent of QVC's inventory at the end of a reporting period based on, among other factors, the aging of its inventory balance, the likely method of disposition, and the estimated recoverable values based on historical experience of inventory markdowns and liquidation. The change in the reserve is included in cost of goods sold in the consolidated statements of operations. As of December 31, 2023, QVC's inventory was $860 million, which was net of the obsolescence reserve of $115 million. As of December 31, 2022, QVC's inventory was $1,035 million, which was net of the obsolescence reserve of $143 million. QVC's allowance for credit losses is calculated as a percent of accounts receivable at the end of a reporting period, and is based on historical experience, with the change in such allowance recorded as a provision for credit losses in selling, general and administrative expenses in the consolidated statements of operations. Trade accounts receivable (including installment payment, credit card and customer receivables) were $1,294 million and $1,319 million, as of December 31, 2023 and 2022, respectively. Allowance for credit losses related to uncollectible trade accounts receivable was $82 million and $87 million as of December 31, 2023 and 2022, respectively. Each of these estimates requires management judgment and may not reflect actual results.

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and

transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Results of Operations—Businesses

QVC

QVC is a retailer of a wide range of consumer products, which are marketed and sold primarily by merchandise-focused televised shopping programs, the Internet and mobile applications.

In the U.S., QVC's televised shopping programs, including live and recorded content, are distributed across multiple channels nationally on a full-time basis, including QVC, QVC2, QVC3, HSN, and HSN2. The Company's U.S. programming is also available on QVC.com and HSN.com, which we refer to as QVC's "U.S. websites"; virtual multichannel video programming distributors (including Hulu + Live TV, DirectTV Stream and YouTube TV); applications via streaming video; Facebook Live, Roku, Apple TV, Amazon Fire, Xfinity Flex and Samsung TV Plus; mobile applications; social media pages and over-the-air broadcasters.

QVC's digital platforms enable consumers to purchase goods offered on its televised programming, along with a wide assortment of products that are available only on its U.S. websites. QVC.com and its other digital platforms (including its mobile applications, social media pages and others) are natural extensions of its business model, allowing customers to engage in its shopping experience wherever they are, with live or on-demand content customized to the device they are using. In addition to offering video content, QVC's U.S. websites allow shoppers to browse, research, compare and perform targeted searches for products, read customer reviews, control the order-entry process and conveniently access their account.

Internationally, QVC's televised shopping programs, including live and recorded content, are distributed to households outside of the U.S., primarily in Germany, Austria, Japan, the United Kingdom ("U.K."), the Republic of Ireland, and Italy. In some of the countries where QVC operates, QVC's televised shopping programs are distributed across multiple QVC channels: QVC Style and QVC2 in Germany and QVC Beauty, QVC Extra and QVC Style in the U.K. Similar to the U.S., QVC's international businesses also engage customers via websites, mobile applications and social media pages. QVC's international business employs product sourcing teams who select products tailored to the interests of each local market.

QVC's operating results were as follows:

	Years ended December 31,	
	2023	2022
	amounts in millions	
Net revenue	$ 9,449	9,887
Cost of goods sold (excluding depreciation, amortization and Rocky Mount inventory losses shown below)	(6,273)	(6,751)
Operating expenses	(739)	(760)
SG&A expenses (excluding stock-based compensation)	(1,366)	(1,268)
Adjusted OIBDA	1,071	1,108
Restructuring, penalties and fire related (costs), net of recoveries (including Rocky Mount inventory losses)	196	10
Gains on sale of assets and sale leaseback transactions	113	520
Impairment of intangible assets	(326)	(2,715)
Stock-based compensation	(37)	(36)
Depreciation and amortization	(372)	(401)
Operating income (loss)	$ 645	(1,514)

Net revenue was generated from the following geographical areas:

	Years ended December 31,	
	2023	2022
	amounts in millions	
QxH	$ 6,995	7,359
QVC International	2,454	2,528
	$ 9,449	9,887

QVC's consolidated net revenue decreased 4.4% for the year ended December 31, 2023, as compared to the corresponding prior year. The $438 million decrease in 2023 net revenue was primarily due to a 5.3% decrease in units shipped across both segments, $40 million in unfavorable foreign exchange rates, a $41 million decrease in shipping and handling revenue at QxH and to a lesser extent QVC International and a $55 million increase in estimated product returns at QxH. These declines were partially offset by a 2.7% increase in average selling price (“ASP”) across both segments.

During the year ended December 31, 2023, the change in revenue and expenses was affected by the change in the exchange rates for the U.K. Pound Sterling, the Euro and the Japanese Yen. In the event the U.S. Dollar strengthens against these foreign currencies in the future, QVC's revenue and operating cash flow will be negatively affected.

In discussing QVC’s operating results, the term “currency exchange rates” refers to the currency exchange rates QVC uses to convert the operating results for all countries where the functional currency is not the U.S. Dollar. QVC calculates the effect of changes in currency exchange rates as the difference between current period activity translated using the prior period's currency exchange rates. Throughout this discussion, we refer to the results of this calculation as the impact of currency exchange rate fluctuations. When we refer to “constant currency operating results”, this means operating results without the impact of the currency exchange rate fluctuations. The disclosure of constant currency amounts or results permits investors to understand better QVC’s underlying performance without the effects of currency exchange rate fluctuations.

The percentage change in net revenue for QVC in U.S. Dollars and in constant currency was as follows:

	Year ended December 31, 2023		
	U.S. dollars	Foreign Currency Exchange Impact	Constant currency
QxH	(5.0)%	— %	(5.0)%
QVC International	(2.9)%	(1.6)%	(1.3)%

In 2023, the QxH net revenue decrease was primarily due to a 6.3% decrease in units shipped, a $55 million increase in estimated product returns, and a $34 million decrease in shipping and handling revenue. These declines were partially offset by a 3.1% increase in ASP. For the year ended December 31, 2023, QxH experienced shipped sales declines across all categories. The increase in estimated product returns was primarily driven by higher return rates and shifts in sales mix. QVC International net revenue decline in constant currency was primarily due to a 3.1% decrease in units shipped across all markets except the U.K. and a $7 million decrease in shipping and handling revenue. These declines were partially offset by a 2.3% increase in ASP driven by Germany and Japan. For the year ended December 31, 2023, QVC International experienced shipped sales growth in constant currency in beauty and home with declines across all other product categories.

QVC's cost of goods sold as a percentage of net revenue was 66.4%, and 68.3% for the years ended December 31, 2023 and 2022, respectively. The decrease in cost of goods sold as a percentage of revenue in 2023 is primarily due to product margin expansion across both segments and lower inventory obsolescence and lower freight costs driven by QxH. These decreases were partially offset by higher warehousing costs primarily in QVC International and to a lesser extent QxH. Higher warehousing costs for the year ended December 31, 2023 are primarily due to higher rent expense of $33 million as a result of warehouses sold and leased back during the prior year and current period, partially offset by favorability at QxH as a result of strains on our fulfillment network due to the loss of the Rocky Mount fulfillment center impacting the prior year that did not recur at the same level in the current year.

QVC’s operating expenses are principally comprised of commissions, order processing and customer service expenses, credit card processing fees, and telecommunications expenses. Operating expenses decreased $21 million or 3% for the year ended December 31, 2023, as compared to the prior year. Operating expenses were 7.8% and 7.7% of net revenue for the years ended December 31, 2023 and 2022, respectively. The decrease in 2023 was primarily due to a decrease of $19 million in personnel costs primarily at QxH, a decrease in credit card processing fees of $5 million primarily at QxH and a $5 million decrease as a result of favorable exchange rates, partially offset by an increase of $10 million in commissions expense at QxH, primarily due to higher fixed MSO commission contracts.

QVC’s SG&A expenses excluding stock-based compensation include personnel, information technology, provision for doubtful accounts, production costs and marketing and advertising expense. Such expenses increased $98 million, and were 14.5% of net revenue for the year ended December 31, 2023 as compared to the prior year.

The increase in 2023 was due to a $71 million increase in consulting fees, a $55 million increase in personnel costs and an $8 million increase in rent, all of which were primarily driven by QxH. These increases were partially offset by a $16 million decrease in estimated credit losses and a $12 million decrease in marketing costs, both primarily driven by QxH. The decrease to estimated credit losses was due to an unfavorable adjustment recognized in the prior year compared to favorable adjustments recognized in the current year based on actual collections experience, lower sales volume and shifts in sales mix.

QVC recorded a gain of $196 million and a gain of $10 million for the years ended December 31, 2023 and 2022, respectively, in restructuring, penalties and fire related costs, net of recoveries. For the year ended December 31, 2023, the gain related to a $240 million gain on insurance proceeds received in excess of fire losses and a $17 million gain on the sale of the Rocky Mount property, partially offset by $32 million of other fire related costs, a Consumer Product Safety Commission (“CPSC”) civil penalty of $16 million and $13 million of restructuring costs related to workforce reduction. For the year ended December 31, 2022, the gain primarily related to insurance proceeds received for inventory and fixed asset losses partially offset by write-downs on Rocky Mount inventory and restructuring costs primarily related to workforce reduction. Expenses indirectly related to the Rocky Mount fulfillment center fire, including operational inefficiencies, are primarily included in Cost of goods sold.

QVC recorded $113 million of gains on sale of assets and sale leaseback transactions for the year ended December 31, 2023. These gains primarily related to the sale leaseback of two owned and operated properties located in Germany and the U.K. QVC recorded $520 million of gains on sale leaseback transactions for the year ended December 31, 2022. These gains related to the sale leaseback of six owned and operated U.S. properties.

QVC recorded an impairment loss of $326 million for the year ended December 31, 2023 related to the decrease in fair value of the QxH reporting unit as a result of the quantitative assessment that was performed by the Company (see note 5 to the accompanying consolidated financial statements).

QVC recorded an impairment loss of $2,715 million for the year ended December 31, 2022 related to the decrease in the fair value of the HSN indefinite-lived tradename and the QxH reporting unit (see note 5 to the accompanying consolidated financial statements).

Stock-based compensation includes compensation related to options and restricted stock granted to certain officers and employees. QVC recorded $37 million and $36 million of stock-based compensation expense for the years ended December 31, 2023 and 2022, respectively.

Depreciation and amortization decreased $29 million for the year ended December 31, 2023, as compared to the corresponding prior year. Depreciation and amortization included $62 million of acquisition related amortization during each of the years ended December 31, 2023 and 2022, respectively. For the year ended December 31, 2023, depreciation and amortization was primarily related to the six owned and operated U.S. properties sold and leased back during 2022 and the Germany and the U.K. properties sold and leased back during the first quarter of 2023, as well as lower channel placement amortization and related expenses due to adjustments recognized related to lower subscriber counts and a reduction in channel placement assets due to reduced contract terms, partially offset by an increase in software amortization due to software additions including an enhancement to QVC's Enterprise Resource Planning system that was placed into service in the second quarter of 2023.

CBI

CBI consists of a portfolio of aspirational home and apparel brands in the U.S. that sell merchandise through brick-and-mortar retail locations as well as via the Internet through their websites.

CBI's operating results for the last two years were as follows:

	Years ended December 31,	
	2023	2022
	amounts in millions	
Net revenue	$ 1,165	1,313
Cost of goods sold	(717)	(850)
Operating expenses	(45)	(48)
SG&A expenses (excluding stock-based compensation)	(336)	(337)
Adjusted OIBDA	67	78
Stock-based compensation	(4)	(3)
Depreciation and amortization	(26)	(27)
Restructuring costs	(2)	—
Operating income (loss)	$ 35	48

CBI's consolidated net revenue decreased 11.3% for the year ended December 31, 2023, as compared to the corresponding prior year, primarily attributable to a decrease in ASP and units shipped compared to the prior year. The decrease in ASP was primarily the result of increased promotional activity.

CBI's cost of goods sold as a percentage of net revenue was 61.5% and 64.7% for the years ended December 31, 2023 and 2022, respectively. Cost of goods sold as a percentage of net revenue decreased for the year ended December 31, 2023, compared to the prior year, primarily due to lower inbound logistics costs driven by lower storage fees and ocean container rates.

CBI's operating expenses are principally comprised of credit card fees and customer service expenses. Operating expenses decreased $3 million for the year ended December 31, 2023, compared to the prior year, driven by decreased credit card fees and customer service charges due to decreased revenue.

CBI's SG&A expenses include print, digital and retail marketing. As a percentage of net revenue, SG&A increased to 28.8% from 25.7% for the years ended December 31, 2023 and 2022, respectively. This increase is primarily due to lower revenues compared to the prior year.

CBI's stock-based compensation expense increased $1 million for the year ended December 31, 2023, compared to the corresponding period in the prior year, primarily due to a valuation adjustment.

CBI's depreciation and amortization expense increased $1 million for the year ended December 31, 2023, as compared to the corresponding period in the prior year, primarily due to increased capital investments, primarily in retail stores and technology.

CBI had restructuring charges of $2 million during the year ended December 31, 2023, as a result of a corporate restructuring in May 2023. The costs relate to severance expense and outplacement services.

Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations by our subsidiaries in different foreign countries. Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate. As of December 31, 2023, our debt is comprised of the following amounts:

	Variable rate debt		Fixed rate debt	
	Principal amount	Weighted avg interest rate	Principal amount	Weighted avg interest rate
	dollar amounts in millions			
QxH and QVC International	$ 857	7.0 %	$ 3,509	5.2 %
Corporate and other	$ —	— %	$ 1,573	6.1 %

Qurate Retail is exposed to foreign exchange rate fluctuations related primarily to the monetary assets and liabilities and the financial results of QVC's foreign subsidiaries. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated into U.S. Dollars at period-end exchange rates, and the statements of operations are generally translated at the average exchange rate for the period. Exchange rate fluctuations on

translating foreign currency financial statements into U.S. Dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in accumulated other comprehensive earnings (loss) as a separate component of stockholders' equity. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are translated at the average rate for the period. Accordingly, Qurate Retail may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. QVC's reported Adjusted OIBDA for the years ended December 31, 2023, 2022 and 2021 would have been impacted by approximately $3 million, $4 million and $6 million, respectively, for every 1% change in foreign currency exchange rates relative to the U.S. Dollar.

We periodically assess the effectiveness of our derivative financial instruments. With regard to interest rate swaps, we monitor the fair value of interest rate swaps as well as the effective interest rate the interest rate swap yields, in comparison to historical interest rate trends. We believe that any losses incurred with regard to interest rate swaps would be largely offset by the effects of interest rate movements on the underlying debt facilities. These measures allow our management to evaluate the success of our use of derivative instruments and to determine when to enter into or exit from derivative instruments.

Financial Statements and Supplementary Data.

The consolidated financial statements of Qurate Retail are included herein, beginning on page F-25.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Controls and Procedures.

Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives") and under the supervision of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2023. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control Over Financial Reporting

See page F-21 for Management's Report on Internal Control Over Financial Reporting.

See page F-22 for KPMG LLP's report regarding the effectiveness of the Company's internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Other than as discussed below in "Remediation of Material Weakness in Internal Control over Financial Reporting" there has been no change in the Company's internal control over financial reporting that occurred during the

Company's quarter ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Remediation of Material Weakness in Internal Control over Financial Reporting

See "Controls and Procedures - Management's Report on Internal Control Over Financial Reporting" and "Controls and Procedures - Material Weakness in Internal Control" contained in the 2022 Annual Report for disclosure of information about the material weakness that was reported as a result of the Company's annual assessment as of December 31, 2022 and remediation plans for that material weakness.

In response to the material weakness identified in Management's Report on Internal Control Over Financial Reporting as set forth in the 2022 Annual Report, the Company developed a plan with oversight from the audit committee of the Board of Directors to remediate the material weakness. The remediation efforts implemented include the following:

- Enhanced the information technology general controls ("ITGC") risk assessment process;
- Evaluated talent and addressing identified gaps;
- Delivered training on internal control over financial reporting;
- Improved change management and logical access control activities that contributed to the ITGC material weakness including removing all inappropriate information technology system access associated with the ITGC material weakness;
- Implemented user activity monitoring for control activities contributing to the ITGC material weakness; and
- Implemented additional compensating control activities over the completeness and accuracy of data provided by the affected systems.

For the quarter ended December 31, 2023, the Company completed the testing and evaluation of the operating effectiveness of the controls and determined that the controls were designed and operating effectively as of December 31, 2023. Accordingly, the Company concluded the previously reported material weakness was remediated as of December 31, 2023.

Other Information.

Insider Trading Arrangements

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's last fiscal quarter ended December 31, 2023.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rules 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management, with participation of the Executives, under the oversight of the Company's Board of Directors, evaluated the effectiveness of internal control over financial reporting as of December 31, 2023, using the criteria in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that, as of December 31, 2023, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm audited the consolidated financial statements and related notes in the Annual Report and issued an audit report on the Company's effectiveness of internal control over financial reporting. KPMG LLP's report appears on page F-22 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Qurate Retail, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Qurate Retail, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity, for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
February 28, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Qurate Retail, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Qurate Retail, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over revenue

As discussed in note 2 to the consolidated financial statements, and disclosed in the consolidated statements of operations, the Company generated $10,915 million of revenue for the year ended December 31, 2023, of which $6,995 million related to QxH, $2,454 million related to QVC International, $1,165 million related to Cornerstone Brands, Inc., and $301 million related to corporate and other revenue. The processing of these revenue streams is reliant upon multiple information technology (IT) systems and the IT systems differ between revenue streams.

We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment due to the number of revenue streams and the highly automated nature of certain processes to record revenue that involve interfacing significant volumes of data across multiple IT systems. The complexity of the IT environment required the involvement of IT professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the processing and recording of revenue, including the IT systems tested. We evaluated the design and tested the operating effectiveness of certain internal controls related to the processing and recording of revenue. We involved IT professionals with specialized skills and knowledge who assisted in testing certain general IT, manual, and automated internal controls over the IT systems used for the processing and recording of revenue, as well as certain internal controls to reconcile information produced by the various systems to the Company's general ledger. We assessed the revenue recorded by comparing cash receipts, adjusted for reconciling items, to the revenue recorded in the general ledger. We evaluated the sufficiency of audit evidence obtained over revenue by assessing the results of procedures performed, including the appropriateness of such evidence.

Fair value of the QxH reporting unit and tradenames with indefinite lives

As discussed in Notes 2 and 5 to the consolidated financial statements, the Company's reporting units align with its operating segments and the QxH operating segment goodwill balance was $2,367 million as of December 31, 2023. Tradenames with indefinite lives were $2,698 million as of December 31, 2023. The Company performs goodwill and indefinite-lived intangible asset impairment testing on an annual basis and more frequently if events and circumstances indicated that the asset might be impaired. The fair value of the QxH reporting unit was determined using a discounted cash flow method, and a goodwill impairment of $326 million was recorded. The fair value of tradenames with indefinite lives was determined using the relief from royalty method. The goodwill impairment loss was recorded in the fourth quarter of 2023.

We identified the evaluation of the fair values of the QxH reporting unit and tradenames with indefinite lives as a critical audit matter. Subjective auditor judgment was required to evaluate the discount rates used to estimate the fair value of the QxH reporting unit and tradenames with indefinite lives. Minor changes in these assumptions could have had a significant impact on the fair values. Additionally, the evaluation of the discount rates required the involvement of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill and indefinite-lived intangible assets impairment processes. This included a control related to the discount rate assumptions. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates used by management by comparing them to a range of independently developed discount rates using publicly available market data for comparable companies.

/s/ KPMG LLP

We have served as the Company's auditor since 1995.

Denver, Colorado
February 28, 2024

QURATE RETAIL, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2023 and 2022

	2023	2022
	amounts in millions	
Assets		
Current assets:		
Cash and cash equivalents	$ 1,121	1,275
Trade and other receivables, net	1,308	1,394
Inventory, net	1,044	1,346
Indemnification agreement receivable	—	50
Other current assets	209	210
Total current assets	3,682	4,275
Property and equipment	1,475	1,661
Accumulated depreciation	(963)	(1,091)
	512	570
Intangible assets not subject to amortization (note 5):		
Goodwill	3,164	3,501
Tradenames	2,698	2,718
	5,862	6,219
Intangible assets subject to amortization, net (note 5)	526	612
Operating lease right-of-use assets (note 7)	635	585
Other assets, at cost, net of accumulated amortization	151	310
Total assets	$ 11,368	12,571

(continued)

QURATE RETAIL, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2023 and 2022

	2023	2022
	amounts in millions	
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 895	976
Accrued liabilities	983	1,133
Current portion of debt, including $219 million and $614 million measured at fair value (note 6)	642	828
Other current liabilities	97	162
Total current liabilities	2,617	3,099
Long-term debt (note 6)	4,698	5,525
Deferred income tax liabilities (note 8)	1,531	1,440
Preferred stock (note 9)	1,270	1,266
Operating lease liabilities (note 7)	615	518
Other liabilities	148	198
Total liabilities	10,879	12,046
Equity		
Stockholders' equity (note 9):		
Series A common stock, $.01 par value. Authorized 4,000,000,000 shares; issued and outstanding 383,047,720 shares at December 31, 2023 and 374,390,323 shares at December 31, 2022	4	4
Series B common stock, $.01 par value. Authorized 150,000,000 shares; issued and outstanding 8,700,380 shares at December 31, 2023 and 8,373,512 shares at December 31, 2022	—	—
Additional paid-in capital	99	53
Accumulated other comprehensive earnings (loss), net of taxes	86	18
Retained earnings	196	337
Total stockholders' equity	385	412
Noncontrolling interests in equity of subsidiaries	104	113
Total equity	489	525
Commitments and contingencies (note 14)		
Total liabilities and equity	$ 11,368	12,571

See accompanying notes to consolidated financial statements.

QURATE RETAIL, INC. AND SUBSIDIARIES

Consolidated Statements Of Operations

Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
	amounts in millions, except per share amounts		
Total revenue, net	$ 10,915	12,106	14,044
Operating costs and expenses:			
Cost of goods sold (exclusive of depreciation shown separately below)	7,230	8,417	9,231
Operating expense	795	835	875
Selling, general and administrative, including stock-based compensation	1,869	1,945	1,930
Impairment of intangible assets	326	3,081	363
Gains on sale of assets and sale leaseback transactions	(113)	(520)	—
Restructuring, penalties and fire related costs, net of (recoveries) (note 14)	(189)	(92)	21
Depreciation and amortization	407	481	537
	10,325	14,147	12,957
Operating income (loss)	590	(2,041)	1,087
Other income (expense):			
Interest expense	(451)	(456)	(468)
Dividend and interest income	52	10	5
Realized and unrealized gains (losses) on financial instruments, net (note 4)	(61)	55	98
Loss on disposition of Zulily, net	(64)	—	—
Tax sharing income (expense) with Liberty Broadband	(11)	79	10
Other, net	11	45	(94)
	(524)	(267)	(449)
Earnings (loss) from continuing operations before income taxes	66	(2,308)	638
Income tax (expense) benefit (note 8)	(160)	(224)	(217)
Net earnings (loss)	(94)	(2,532)	421
Less net earnings (loss) attributable to the noncontrolling interests	51	62	81
Net earnings (loss) attributable to Qurate Retail, Inc. shareholders	$ (145)	(2,594)	340
Basic net earnings (loss) attributable to Qurate Retail, Inc. shareholders per common share (note 2):	$ (0.37)	(6.83)	0.84
Diluted net earnings (loss) attributable to Qurate Retail, Inc. shareholders per common share (note 2):	$ (0.37)	(6.83)	0.82

See accompanying notes to consolidated financial statements.

QURATE RETAIL, INC. AND SUBSIDIARIES

Consolidated Statements Of Comprehensive Earnings (Loss)

Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
	amounts in millions		
Net earnings (loss)	$ (94)	(2,532)	421
Other comprehensive earnings (loss), net of taxes:			
Foreign currency translation adjustments	15	(182)	(128)
Recognition of previously unrealized losses (gains) on debt, net	(43)	(14)	(1)
Credit risk on fair value debt instruments gains (loss) (note 13)	84	277	(36)
Other	5	—	—
Other comprehensive earnings (loss)	61	81	(165)
Comprehensive earnings (loss)	(33)	(2,451)	256
Less comprehensive earnings (loss) attributable to the noncontrolling interests	44	46	67
Comprehensive earnings (loss) attributable to Qurate Retail, Inc. shareholders	$ (77)	(2,497)	189

See accompanying notes to consolidated financial statements.

QURATE RETAIL, INC. AND SUBSIDIARIES

Consolidated Statements Of Cash Flows

Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
		amounts in millions (See note 3)	
Cash flows from operating activities:			
Net earnings (loss)	$ (94)	(2,532)	421
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	407	481	537
Impairment of intangible assets	326	3,081	363
Stock-based compensation	53	60	72
Noncash interest expense	9	10	10
Realized and unrealized (gains) losses on financial instruments, net	61	(55)	(98)
Gains on sale of assets and sale leaseback transactions	(113)	(520)	—
Gain on insurance proceeds, net of fire related costs	(225)	(132)	—
Deferred income tax expense (benefit)	80	12	(4)
Insurance proceeds received for inventory, operating expenses and business interruption losses	226	96	100
Loss on disposition of Zulily, net	64	—	—
Other noncash charges (credits), net	15	(38)	106
Changes in operating assets and liabilities			
Decrease (increase) in accounts receivable	36	124	27
Decrease (increase) in inventory	257	254	(440)
Decrease (increase) in prepaid expenses and other assets	68	102	76
(Decrease) increase in trade accounts payable	(34)	(446)	147
(Decrease) increase in accrued and other liabilities	(217)	(303)	(92)
Net cash provided (used) by operating activities	919	194	1,225
Cash flows from investing activities:			
Cash proceeds from dispositions of investments	71	13	81
Investment in and loans to cost and equity investees	—	(7)	(202)
Capital expenditures	(230)	(268)	(244)
Cash paid for disposal of Zulily	(41)	—	—
Expenditures for television distribution rights	(113)	(45)	(187)
Insurance proceeds received for fixed asset loss	54	184	—
Proceeds from sale of fixed assets	208	704	54
Payments for settlements of financial instruments	(179)	—	—
Payments from settlements of financial instruments	167	—	—
Other investing activities, net	9	20	(3)
Net cash provided (used) by investing activities	(54)	601	(501)
Cash flows from financing activities:			
Borrowings of debt	1,267	3,029	1,037
Repayments of debt	(2,258)	(3,008)	(594)
Repurchases of Qurate Retail common stock	—	—	(365)
Withholding taxes on net share settlements of stock-based compensation	(1)	(7)	(29)
Payments for issuances of financial instruments	—	—	(694)
Proceeds from settlements of financial instruments	—	—	311
Dividends paid to noncontrolling interest	(53)	(68)	(60)
Dividends paid to common shareholders	(8)	(12)	(503)
Indemnification agreement settlement	45	—	—
Other financing activities, net	(2)	(6)	(17)
Net cash provided (used) by financing activities	(1,010)	(72)	(914)
Effect of foreign currency exchange rates on cash, cash equivalents and restricted cash	(4)	(34)	(28)
Net increase (decrease) in cash, cash equivalents and restricted cash	(149)	689	(218)
Cash, cash equivalents and restricted cash at beginning of period	1,285	596	814
Cash, cash equivalents and restricted cash at end of period	$ 1,136	1,285	596

See accompanying notes to consolidated financial statements.

QURATE RETAIL, INC. AND SUBSIDIARIES

Consolidated Statements Of Equity

Years ended December 31, 2023, 2022 and 2021

	Stockholders' Equity						
	Series A	Series B	Additional paid-in capital	Accumulated other comprehensive earnings (loss), net of taxes	Retained Earnings	Noncontrolling interest in equity of subsidiaries	Total equity
				amounts in millions			
Balance at December 31, 2020	$ 4	—	—	72	3,478	135	3,689
Net earnings (loss)	—	—	—	—	340	81	421
Other comprehensive earnings (loss)	—	—	—	(151)	—	(14)	(165)
Stock-based compensation	—	—	67	—	—	—	67
Series A stock repurchases	—	—	(434)	—	—	—	(434)
Distribution to noncontrolling interest	—	—	—	—	—	(66)	(66)
Withholding taxes on net share settlements of stock-based compensation	—	—	(29)	—	—	—	(29)
Distribution of dividends to common and preferred shareholders	—	—	—	—	(499)	—	(499)
Other	—	—	2	—	—	—	2
Reclassification	—	—	394	—	(394)	—	—
Balance at December 31, 2021	4	—	—	(79)	2,925	136	2,986
Net earnings (loss)	—	—	—	—	(2,594)	62	(2,532)
Other comprehensive earnings (loss)	—	—	—	97	—	(16)	81
Stock-based compensation	—	—	58	—	—	—	58
Distribution to noncontrolling interest	—	—	—	—	—	(69)	(69)
Withholding taxes on net share settlements of stock-based compensation	—	—	(7)	—	—	—	(7)
Distribution of dividends to common and preferred shareholders	—	—	—	—	6	—	6
Other	—	—	2	—	—	—	2
Balance at December 31, 2022	4	—	53	18	337	113	525
Net earnings (loss)	—	—	—	—	(145)	51	(94)
Other comprehensive earnings (loss)	—	—	—	68	—	(7)	61
Stock-based compensation	—	—	46	—	—	—	46
Distribution to noncontrolling interest	—	—	—	—	—	(53)	(53)
Withholding taxes on net share settlements of stock-based compensation	—	—	(1)	—	—	—	(1)
Distribution of dividends to common and preferred shareholders	—	—	—	—	4	—	4
Other	—	—	1	—	—	—	1
Balance at December 31, 2023	$ 4	—	99	86	196	104	489

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Qurate Retail, Inc. and its controlled subsidiaries (collectively, "Qurate Retail," the "Company," "we," "us," and "our") unless the context otherwise requires). All significant intercompany accounts and transactions have been eliminated in consolidation. Qurate Retail is made up of wholly-owned subsidiaries QVC, Inc. ("QVC"), Cornerstone Brands, Inc. ("CBI"), and other cost method investments, and is primarily engaged in the video and online commerce industries in North America, Europe and Asia.

Qurate Retail and GCI Liberty, Inc. ("GCI Liberty") entered into a tax sharing agreement in connection with a split-off transaction that occurred in the first quarter of 2018 (the "GCI Liberty Split-Off"). Pursuant to that tax sharing agreement, GCI Liberty agreed to indemnify Qurate Retail for taxes and tax-related losses resulting from the GCI Liberty Split-Off to the extent such taxes or tax-related losses (i) result primarily from, individually or in the aggregate, the breach of certain restrictive covenants made by GCI Liberty (applicable to actions or failures to act by GCI Liberty and its subsidiaries following the completion of the GCI Liberty Split-Off), or (ii) result from Section 355(e) of the Internal Revenue Code applying to the GCI Liberty Split-Off as a result of the GCI Liberty Split-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50-percent or greater interest (measured by vote or value) in the stock of GCI Liberty (or any successor corporation). Following a merger between Liberty Broadband Corporation ("Liberty Broadband") and GCI Liberty, Liberty Broadband has assumed the tax sharing agreement. Qurate Retail had a tax sharing payable of approximately $16 million and $18 million as of December 31, 2023 and 2022, respectively, included in Other liabilities in the consolidated balance sheets.

Qurate Retail and Liberty Media Corporation ("LMC") entered into certain agreements in order to govern certain of the ongoing relationships between the two companies. These agreements include a reorganization agreement, a services agreement (the "Services Agreement") and a facilities sharing agreement (the "Facilities Sharing Agreement"). Pursuant to the Services Agreement, LMC provides Qurate Retail with general and administrative services including legal, tax, accounting, treasury, information technology, cybersecurity, and investor relations support. See below for a description of an amendment to the Services Agreement entered into in December 2019. Qurate Retail reimburses LMC for direct, out-of-pocket expenses incurred by LMC in providing these services and for Qurate Retail's allocable portion of costs associated with any shared services or personnel based on an estimated percentage of time spent providing services to Qurate Retail. Under the Facilities Sharing Agreement, Qurate Retail shares office space with LMC and related amenities at LMC's corporate headquarters. Under these various agreements approximately $7 million, $7 million and $10 million of these allocated expenses were reimbursable from Qurate Retail to LMC for the years ended December 31, 2023, 2022 and 2021, respectively.

In December 2019, the Company entered into an amended services agreement. Under the amended services agreement components of LMC's Chief Executive's Officer's ("CEO") compensation is either paid directly to him or reimbursed to LMC, in each case, based on allocations set forth in the amended services agreement. For the years ended December 31, 2023, 2022 and 2021, the allocation percentage for the Company was 11%, 13% and 17%, respectively. See note 10 for additional information.

On November 4, 2021, Qurate Retail announced the Board of Directors declared a special cash dividend (the "November Special Dividend") in the amount of $1.25 per common share for an aggregate cash dividend of approximately $488 million based on shares outstanding as of October 31, 2021. The November Special Dividend was payable on November 22, 2021 to stockholders of record of Qurate Retail's Series A and Series B common stock as of the close of business on November 15, 2021.

Zulily, LLC ("Zulily") was a wholly owned subsidiary of Qurate Retail until its divestiture on May 24, 2023. Qurate Retail recognized a loss on the divestiture of $64 million in the second quarter of 2023. Zulily is included in Corporate and other through May 23, 2023 and is not presented as a discontinued operation as the disposition did not represent a strategic shift that had a major effect on Qurate Retail's operations and financial results.

Included in revenue in the accompanying consolidated statements of operations is $301 million, $906 million and $1,453 million, for the years ended December 31, 2023, 2022 and 2021, respectively, related to Zulily. Included in net earnings (loss) in the accompanying consolidated statement of operations is a loss of $44 million, $470 million, and $412 million, for the years ended December 31, 2023, 2022, and 2021, respectively, related to Zulily. Included in total assets in the accompanying consolidated balance sheets as of December 31, 2022 is $257 million, related to Zulily.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition.

Trade Receivables

Trade receivables are reflected net of an allowance for credit losses and sales returns. A provision for bad debts is provided as a percentage of accounts receivable based on historical experience in the period of sale and included in selling, general and administrative expense ("SG&A"). A provision for vendor receivables are determined based on an estimate of probable expected losses and included in cost of goods sold.

A summary of activity in the allowance for credit losses is as follows:

	Balance beginning of year	Additions: Charged to expense	Additions: Other	Deductions- write-offs	Balance end of year
	amounts in millions				
2023	$ 111	59	(6)	(62)	102
2022	$ 107	82	(1)	(77)	111
2021	$ 132	55	—	(80)	107

Inventory

Inventory, consisting primarily of products held for sale, is stated at the lower of cost or market. Cost is determined by the average cost method, which approximates the first-in, first-out method. Assessments about the realizability of inventory require the Company to make judgments based on currently available information about the likely method of disposition including sales to individual customers, returns to product vendors, liquidations and the estimated recoverable values of each disposition category. Inventory is stated net of inventory obsolescence reserves of $121 million and $154 million for the years ended December 31, 2023 and 2022, respectively.

Derivative Instruments and Hedging Activities

All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and

of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings.

The Company generally enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash flow hedge is reported in earnings.

Property and Equipment

Property and equipment consisted of the following:

	December 31, 2023	December 31, 2022
	amounts in millions	
Land	$ 68	73
Buildings and improvements	421	453
Support equipment	917	1,041
Projects in progress	59	77
Finance lease right-of-use ("ROU") assets	10	17
Total property and equipment	$ 1,475	1,661

Property and equipment, including significant improvements, is stated at amortized cost, less impairment losses, if any. Depreciation is computed using the straight-line method using estimated useful lives of 2 to 9 years for support equipment and 8 to 20 years for buildings and improvements. Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $102 million, $158 million and $167 million, respectively.

Intangible Assets

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year.

In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it was more

likely than not that an indicated impairment exists for any of our reporting units. A reporting unit is defined in accounting guidance in accordance with U.S. generally accepted accounting principles ("GAAP") as an operating segment or one level below an operating segment (also known as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The Company considers its reporting units to align with its operating segments. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current year and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in Qurate Retail's valuation analyses are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment of Long-lived Assets

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangible assets) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar asset groups or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Noncontrolling Interests

The Company reports noncontrolling interests of subsidiaries within equity in the balance sheet and the amount of consolidated net income attributable to the parent and to the noncontrolling interest is presented in the statements of operations. Also, changes in ownership interests in subsidiaries in which the Company maintains a controlling interest are recorded in equity.

Foreign Currency Translation

The functional currency of the Company is the U.S. Dollar. The functional currency of the Company's foreign operations generally is the applicable local currency for each foreign subsidiary. Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings in stockholders' equity.

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying consolidated statements of operations and comprehensive earnings (loss) as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions. These realized and unrealized gains and losses are reported in the Other, net line item in the consolidated statements of operations.

Revenue Recognition

Disaggregated revenue by segment and product category consisted of the following:

	Year ended December 31, 2023				
	QxH	QVC Int'l	CBI	Corp and other	Total
			amounts in millions		
Home	$ 2,768	982	984	76	4,810
Apparel	1,207	436	181	113	1,937
Beauty	1,083	588	—	14	1,685
Accessories	846	208	—	79	1,133
Electronics	617	68	—	2	687
Jewelry	304	165	—	11	480
Other revenue	170	7	—	6	183
Total Revenue	$ 6,995	2,454	1,165	301	10,915

	Year ended December 31, 2022				
	QxH	QVC Int'l	CBI	Corp and other	Total
			amounts in millions		
Home	$ 2,866	998	1,112	241	5,217
Apparel	1,243	445	201	351	2,240
Beauty	1,108	579	—	42	1,729
Accessories	867	217	—	210	1,294
Electronics	775	92	—	7	874
Jewelry	311	185	—	32	528
Other revenue	189	12	—	23	224
Total Revenue	$ 7,359	2,528	1,313	906	12,106

	Year ended December 31, 2021				
	QxH	QVC Int'l	CBI	Corp and other	Total
			amounts in millions		
Home	$ 3,278	1,237	1,038	440	5,993
Beauty	1,291	492	199	559	2,541
Apparel	1,223	723	—	66	2,012
Accessories	980	265	—	295	1,540
Electronics	964	119	—	13	1,096
Jewelry	359	228	—	50	637
Other revenue	182	13	1	29	225
Total Revenue	$ 8,277	3,077	1,238	1,452	14,044

Consumer Product Revenue and Other Revenue. Qurate Retail's revenue includes sales of consumer products in the following categories: home, beauty, apparel, accessories, electronics and jewelry, which are primarily sold through live merchandise-focused televised shopping programs and via our websites and other interactive media, including catalogs.

Other revenue consists primarily of income generated from our company branded credit cards in which a large consumer financial services company provides revolving credit directly to the Company's customers for the sole purpose of purchasing merchandise or services with these cards. In return, the Company receives a portion of the net economics of the credit card program.

Revenue Recognition. Revenue is recognized when obligations with our customers are satisfied; generally this occurs at the time of shipment to our customers consistent with when control of the shipped product passes. The recognized revenue reflects the consideration we expect to receive in exchange for transferring goods, net of allowances for returns.

The Company recognizes revenue related to its company branded credit cards over time as the credit cards are used by Qurate Retail's customers.

Sales, value add, use and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.

The Company has elected to treat shipping and handling activities that occur after the customer obtains control of the goods as a fulfillment cost and not as a promised good or service. Accordingly, the Company accrues the related shipping costs and recognizes revenue upon delivery of goods to the shipping carrier. In electing this accounting policy, all shipping and handling activities are treated as fulfillment costs.

The Company generally has payment terms with its customers of one year or less and has elected the practical expedient applicable to such contracts not to consider the time value of money.

Significant Judgments. Qurate Retail's products are generally sold with a right of return and we may provide other credits or incentives, which are accounted for as variable consideration when estimating the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period as

additional information becomes available. The Company has determined that it is the principal in vendor arrangements as the Company can establish control over the goods prior to shipment. Accordingly, the Company records revenue for these arrangements on a gross basis.

An allowance for returned merchandise is provided as a percentage of sales based on historical experience. Sales tax collected from customers on retail sales is recorded on a net basis and is not included in revenue.

A summary of activity in the allowance for sales returns, is as follows:

	Balance beginning of year	Additions - charged to earnings	Deductions	Balance end of year
	amounts in millions			
2023	$ 215	1,898	(1,894)	219
2022	$ 274	1,917	(1,976)	215
2021	$ 300	2,145	(2,171)	274

Cost of Goods Sold

Cost of goods sold primarily includes actual product cost, provision for obsolete inventory, buying allowances received from suppliers, shipping and handling costs and warehouse costs.

Advertising Costs

Advertising costs generally are expensed as incurred. Advertising expense aggregated $509 million, $548 million and $560 million for the years ended December 31, 2023, 2022 and 2021, respectively. Advertising costs are reflected in the SG&A, including stock-based compensation line item in our consolidated statements of operations.

Stock-Based Compensation

As more fully described in note 11, the Company has granted to its directors, employees and employees of its subsidiaries options, restricted stock and stock appreciation rights relating to shares of Qurate Retail and/or Liberty Ventures common stock ("Qurate Retail common stock") (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an Award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value ("GDFV") of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for an Award of liability instruments (such as stock appreciation rights that will be settled in cash) based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

Stock compensation expense, which was included in SG&A expense in the accompanying consolidated statements of operations, was $53 million, $60 million and $72 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value

amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying consolidated statements of operations.

Leases

The Company has operating leases, finance leases, and has entered into sale leaseback transactions. Refer to note 7 for a discussion on accounting for leases and other financial disclosures.

Earnings (Loss) Attributable to Qurate Retail Stockholders and Earnings (Loss) Per Common Share

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding (“WASO”) for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented.

Series A and Series B Common Stock

EPS for all periods through December 31, 2023, is based on the following WASO. Excluded from diluted EPS for the years ended December 31, 2023, 2022 and 2021 are approximately 26 million, 33 million and 24 million potentially dilutive common shares, respectively, because their inclusion would be antidilutive.

	Years ended December 31,		
	2023	2022	2021
	number of shares in millions		
Basic WASO	387	380	403
Potentially dilutive shares	1	3	12
Diluted WASO	388	383	415

Reclasses and adjustments

Certain prior period amounts have been reclassified for comparability with the current year presentation.

During the year ended December 31, 2021, as a result of repurchases of Series A common stock, the Company’s additional paid-in capital balance was in a deficit position in certain quarterly periods. In order to maintain a zero balance in the additional paid-in capital account, we reclassified the amount of the deficit at December 31, 2021 to retained earnings.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Qurate Retail considers (i) fair value measurements of non-financial instruments, (ii) accounting for income taxes and (iii) estimates of retail-related adjustments and allowances to be its most significant estimates.

New Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the disclosure requirements related to the new standard.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The effective date for the standard is for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

(3) Supplemental Disclosures to Consolidated Statements of Cash Flows

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Cash paid for interest	$ 471	447	458
Cash paid for income taxes, net	$ 107	284	29

The following table reconciles cash, cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

	December 31,	
	2023	2022
	amounts in millions	
Cash and cash equivalents	$ 1,121	1,275
Restricted cash included in other current assets	15	10
Total cash, cash equivalents and restricted cash in the consolidated statement of cash flows	$ 1,136	1,285

(4) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs, other than quoted market prices included within Level 1, are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

The Company's assets and liabilities measured at fair value are as follows:

	December 31, 2023			December 31, 2022		
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
	amounts in millions					
Cash equivalents	$ 726	726	—	938	938	—
Indemnification asset	$ —	—	—	50	—	50
Debt	$ 219	—	219	614	—	614

The majority of the Company's Level 2 financial assets and liabilities are debt instruments with quoted market prices that are not considered to be traded on "active markets," as defined in GAAP. Accordingly, the debt instruments are reported in the foregoing table as Level 2 fair value.

Pursuant to an indemnification agreement initially entered into by GCI Liberty and assumed by Liberty Broadband in connection with a merger between the two companies, Liberty Broadband had agreed to indemnify Liberty Interactive LLC (“LI LLC”) for certain payments made to holders of LI LLC’s 1.75% exchangeable senior debentures due 2046 (the “1.75% Exchangeable Senior Debentures”). An indemnity asset in the amount of $281 million was recorded upon completion of the GCI Liberty Split-Off. The remaining indemnification to LI LLC for certain payments made to holders of the 1.75% Exchangeable Senior Debentures pertained to the holders’ ability to exercise their exchange right according to the terms of the debentures on or before October 5, 2023. Such amount equaled the difference between the exchange value and the sum of the adjusted principal amount of the 1.75% Exchangeable Senior Debentures and estimated tax benefits resulting from the exchange at the time the exchange occurred. The indemnification asset recorded in the consolidated balance sheets as of December 31, 2022 represented the fair value of the estimated exchange feature included in the 1.75% Exchangeable Senior Debentures primarily based on observable market data as significant inputs (Level 2). As of December 31, 2023, all remaining 1.75% Exchangeable Senior Debentures were either retired or exchanged and indemnification payments of $45 million were made by Liberty Broadband to the Company in connection with exchanges of $330 million of the 1.75% Exchangeable Senior Debentures that settled in the period.

Realized and Unrealized Gains (Losses) on Financial Instruments

Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Equity securities	$ (22)	13	77
Exchangeable senior debentures	(33)	324	(131)
Indemnification asset	(5)	(273)	(21)
Other financial instruments	(1)	(9)	173
	$ (61)	55	98

The Company has elected to account for its exchangeable debt using the fair value option. Changes in the fair value of the exchangeable senior debentures recognized in the consolidated statement of operations are primarily due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to the change in the instrument specific credit risk and recognizes such amount in other comprehensive earnings (loss). The change in the fair value of the exchangeable senior debentures attributable to changes in the instrument specific credit risk were gains of $50 million, gains of $341 million and losses of $44 million, net of the recognition of previously unrecognized gains and losses, for the years ended December 31, 2023, 2022, and 2021, respectively. During the year ended December 31, 2023, the Company recognized $60 million of previously unrecognized gains related to the retirement of a portion of the 1.75% Exchangeable Senior Debentures, which was recognized through realized and unrealized gains (losses) on financial instruments, net on the consolidated statement of operations. The cumulative change was a gain of $539 million as of December 31, 2023, net of the recognition of previously unrecognized gains and losses.

(5) Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

	QxH	QVC International	CBI	Corporate and Other	Total
		amounts in millions			
Balance at January 1, 2022	$ 5,228	855	12	244	6,339
Foreign currency translation adjustments	—	(77)	—	—	(77)
Impairments	(2,535)	—	—	(226)	(2,761)
Balance at December 31, 2022	2,693	778	12	18	3,501
Foreign currency translation adjustments	—	7	—	—	7
Dispositions (1)	—	—	—	(18)	(18)
Impairments	(326)	—	—	—	(326)
Balance at December 31, 2023	$ 2,367	785	12	—	3,164

(1) Zulily goodwill was eliminated as a result of the divestiture of Zulily on May 24, 2023 (see note 1).

As presented in the accompanying consolidated balance sheets, tradenames is the other significant indefinite lived intangible asset, $2,698 million of which related to the QxH segment.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization are comprised of the following:

	December 31, 2023			December 31, 2022		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	amounts in millions					
Television distribution rights	$ 592	(509)	83	664	(592)	72
Customer relationships	2,825	(2,684)	141	3,307	(3,120)	187
Other	1,193	(891)	302	1,473	(1,120)	353
Total	$ 4,610	(4,084)	526	5,444	(4,832)	612

The weighted average life of these amortizable intangible assets was approximately nine years at the time of acquisition. However, amortization is expected to match the usage of the related asset and will be on an accelerated basis as demonstrated in table below.

Amortization expense for intangible assets with finite useful lives was $305 million, $323 million and $352 million for the years ended December 31, 2023, 2022 and 2021, respectively. Based on its amortizable intangible assets as of December 31, 2023, Qurate Retail expects that amortization expense will be as follows for the next five years (amounts in millions):

2024	$ 271
2025	$ 155
2026	$ 92
2027	$ 8
2028	$ —

Impairments

During the fourth quarter of 2023, it was determined that an indication of impairment existed for the QxH reporting unit. With the assistance of a third party specialist, the fair value of the QxH reporting unit was determined using a discounted cash flow method (Level 3), and a goodwill impairment, in the amount of $326 million, was recorded to impairment of intangible assets in the consolidated statements of operations. Based on the impairment losses recorded during the year, the estimated fair value of the QxH reporting unit does not significantly exceed its carrying value as of December 31, 2023.

During the third quarter of 2022, as a result of recent financial performance and macroeconomic conditions including inflation and higher interest rates, the Company initiated a process to evaluate its current business model and long-term business strategy. It was determined during the third quarter of 2022 that an indication of impairment existed for the QxH and Zulily reporting units related to their tradenames and goodwill. With the assistance of a third party specialist, the fair value of the tradenames was determined using the relief from royalty method, primarily using a discounted cash flow model using QxH's and Zulily's projections of future operating performance (income approach) and applying a royalty rate (market approach) (Level 3), and impairments in the amounts of $180 million and $140 million for QxH (related to the tradename associated with the HSN brand) and Zulily, respectively, were recorded during the third quarter of 2022, in the impairment of intangible assets line item in the consolidated statements of operations. With the assistance of a third party specialist, the fair value of the QxH and Zulily reporting units was determined using a discounted cash flow method (Level 3), and goodwill impairments in the amounts of $2,535 million and $226 million for QxH and

Zulily, respectively, were recorded during the third quarter of 2022, in the impairment of intangible assets line item in the consolidated statements of operations.

Additionally, during the fourth quarter of 2021, Zulily's business deteriorated significantly. The same process discussed above was followed and as a result, an impairment of the tradename and goodwill for the amounts of $130 million and $233 million, respectively, were recorded in the impairment of intangible assets line item in the consolidated statements of operations.

As of December 31, 2023 the Company had accumulated goodwill impairment losses of $2,861 million attributed to the QxH reporting unit.

(6) Debt

Debt is summarized as follows:

	Outstanding principal	Carrying value	
	December 31, 2023	December 31, 2023	December 31, 2022
		amounts in millions	
Corporate level debentures			
8.5% Senior Debentures due 2029	$ 287	286	286
8.25% Senior Debentures due 2030	505	503	503
4% Exchangeable Senior Debentures due 2029	352	101	134
3.75% Exchangeable Senior Debentures due 2030	429	118	157
1.75% Exchangeable Senior Debentures due 2046	—	—	323
Subsidiary level notes and facilities			
QVC 4.375% Senior Secured Notes due 2023	—	—	214
QVC 4.85% Senior Secured Notes due 2024	423	423	600
QVC 4.45% Senior Secured Notes due 2025	586	585	599
QVC 4.75% Senior Secured Notes due 2027	575	575	575
QVC 4.375% Senior Secured Notes due 2028	500	500	500
QVC 5.45% Senior Secured Notes due 2034	400	399	399
QVC 5.95% Senior Secured Notes due 2043	300	300	300
QVC 6.375% Senior Secured Notes due 2067	225	225	225
QVC 6.25% Senior Secured Notes due 2068	500	500	500
QVC Bank Credit Facilities	857	857	1,075
Deferred loan costs	—	(32)	(37)
Total consolidated Qurate Retail debt	$ 5,939	5,340	6,353
Less debt classified as current		(642)	(828)
Total long-term debt		$ 4,698	5,525

Exchangeable Senior Debentures

Each $1,000 debenture of LI LLC's 4% exchangeable senior debentures due 2029 ("4% Exchangeable Senior Debentures") was exchangeable at the holder's option for the value of 3.2265 shares of Sprint Corporation ("Sprint")

common stock and 0.7860 shares of Lumen Technologies, Inc. ("Lumen Technologies") (formerly known as CenturyLink, Inc.) common stock. On April 1, 2020, T-Mobile US, Inc. ("T-Mobile") completed its acquisition of Sprint Corporation ("TMUS/S Acquisition") for 0.10256 shares of T-Mobile for every share of Sprint Corporation. Following the TMUS/S

Acquisition, the reference shares attributable to each $1,000 original principal amount of the 4% Exchangeable Senior Debentures consist of 0.3309 shares of common stock of T-Mobile, and 0.7860 shares of common stock of Lumen Technologies. LI LLC may, at its election, pay the exchange value in cash, T-Mobile and Lumen Technologies common stock or a combination thereof. LI LLC, at its option, may redeem the debentures, in whole or in part, for cash generally equal to the principal amount of the debentures plus accrued interest. As a result of various principal payments made to holders of the 4% Exchangeable Senior Debentures, the adjusted principal amount of each $1,000 debenture is $906 as of December 31, 2023.

Each $1,000 debenture of LI LLC's 3.75% exchangeable senior debentures due 2030 ("3.75% Exchangeable Senior Debentures") was exchangeable at the holder's option for the value of 2.3578 shares of Sprint common stock and 0.5746 shares of Lumen Technologies common stock. Following the TMUS/S Acquisition, each $1,000 debenture of LI LLC's 3.75% Exchangeable Senior Debentures is exchangeable at the holder's option for the value of 0.2419 shares of T-Mobile common stock and 0.5746 shares of Lumen Technologies common stock. LI LLC may, at its election, pay the exchange value in cash, T-Mobile and Lumen Technologies common stock or a combination thereof. LI LLC, at its option, may redeem the debentures, in whole or in part, for cash generally equal to the principal amount of the debentures plus accrued interest. As a result of various principal payments made to holders of the 3.75% Exchangeable Senior Debentures, the adjusted principal amount of each $1,000 debenture is $933 as of December 31, 2023. On February 15, 2024, the Company completed the semiannual interest payment of $18.75 per $1,000 debenture and made an additional distribution of $0.1572 per debenture, resulting in an ending principal amount for each $1,000 debenture of $932 as of February 15, 2024.

LI LLC issued the 1.75% Exchangeable Senior Debentures. Each $1,000 debenture was exchangeable at the holder's option for the value of 2.9317 shares of Charter Class A common stock. Pursuant to a supplemental indenture entered into in July 2023, LI LLC was required to deliver solely cash to satisfy its obligations. The number of shares of Charter Class A common stock attributable to a debenture represented an initial exchange price of approximately $341.10 per share. In October 2023, LI LLC redeemed the debentures, for cash generally equal to the principal amount of the 1.75% Exchangeable Senior Debentures plus accrued interest. All of the 1.75% Exchangeable Senior Debentures were either retired or exchanged as of December 31, 2023 for total principal amount of $330 million. See note 4 for additional information about the 1.75% Exchangeable Senior Debentures.

As part of a common control transaction with QVC completed in December 2020, QVC Global Corporate Holdings, LLC ("QVC Global"), a subsidiary of QVC, became the primary co-obligor of LI LLC's 3.5% exchangeable senior debentures (the "Motorola Exchangeables"), allowing the Motorola Exchangeables to be serviced direct by cash generated from QVC's foreign operations. Concurrently, LI LLC issued a promissory note to QVC Global with an initial principal amount of $1.8 billion, a stated annual interest rate of 0.48% and a maturity of December 29, 2029. Interest on the promissory note is to be paid annually beginning on December 29, 2021. On December 29, 2021, LI LLC repaid $85 million principal amount of the promissory note along with a $9 million annual interest payment. Each $1,000 debenture of the Motorola Exchangeables was exchangeable at the holder's option for the value of 5.2598 shares of Motorola Solutions, Inc. ("MSI"). The exchange value was payable, at QVC Global's option, in cash or MSI stock or a combination thereof. QVC Global had the option to redeem the Motorola Exchangeables, in whole or in part, for cash generally equal to the adjusted principal amount of the Motorola Exchangeables plus accrued interest. On October 27, 2021, a notice was issued to all holders to redeem any and all outstanding Motorola Exchangeables on December 13, 2021. Bondholders had until the close of business on December 10, 2021 to exchange their bonds. During the fourth quarter of 2021, QVC Global delivered MSI shares, which were acquired pursuant to a forward purchase contract, to the holders of the Motorola Exchangeables with a fair value of approximately $573 million to settle the exchanges of the Motorola Exchangeables.

For holders who did not participate in the exchange, their bonds were redeemed on December 13, 2021 at adjusted principal, plus accrued interest and dividend pass-thru for a total cash payment of approximately $1 million. No Motorola Exchangeables remained outstanding as of December 31, 2021.

Qurate Retail has elected to account for all of its exchangeables using the fair value option. Accordingly, changes in the fair value of these instruments are recognized as unrealized gains (losses) in the statements of operations. On a quarterly basis, Qurate Retail determines whether a triggering event has occurred to require current classification of certain exchangeables, as discussed below.

The Company has classified the debentures that could be redeemed for cash as a current liability because the Company does not own shares to exchange the debentures or they are currently exchangeable. The Company also reviews the terms of the debentures on a quarterly basis to determine whether a triggering event for an open exchange window has occurred, which requires current classification of the exchangeables as the exchange is at the option of the holder. Exchangeable senior debentures classified as current totaled $219 million at December 31, 2023.

Interest on the Company's exchangeable debentures is payable semi-annually based on the date of issuance. At maturity, all of the Company's exchangeable debentures are payable in cash.

Senior Debentures

Interest on the 8.5% senior debentures due 2029 and the 8.25% senior debentures due 2030 (collectively, the "Senior Debentures") is payable semi-annually based on the date of issuance. The Senior Debentures are stated net of aggregate unamortized discount and issuance costs of $3 million at December 31, 2023 and $3 million at December 31, 2022. Such discount and issuance costs are being amortized to interest expense in the accompanying consolidated statements of operations.

QVC Senior Secured Notes

During prior years, QVC issued $750 million principal amount of 4.375% senior secured notes due 2023 at an issue price of 99.968%, $600 million principal amount of the 2024 Notes at an issue price of 99.927%, $600 million principal amount of 4.45% senior secured notes due 2025 (the "2025 Notes") at an issue price of 99.860%, $400 million principal amount 5.45% senior secured notes due 2034 at an issue price of 99.784%, $300 million principal amount of 5.95% senior secured notes due 2043 at an issue price of 99.973%, $225 million of 6.375% senior notes due 2067 (the "2067 Notes") at par, and $500 million of the 6.25% senior secured notes due 2068 ("2068 Notes") at par.

During the second quarter of 2023, QVC purchased $177 million of the outstanding 2024 Notes and $15 million of the outstanding 2025 Notes. As a result of the repurchases, QVC recorded a gain on extinguishment of debt, included in other, net in the consolidated statements of operations of $10 million for the year ended December 31, 2023. As of December 31, 2023, the remaining outstanding 2024 Notes are classified within the current portion of long term debt as they mature in less than one year.

On February 27, 2024, QVC delivered a notice of redemption to the trustee and holders of the 2024 Notes. Pursuant to the notice of redemption, QVC expects to redeem the remaining outstanding 2024 Notes in full on March 28, 2024.

The senior secured notes contain certain covenants, including certain restrictions on QVC and its restricted subsidiaries (subject to certain exceptions) with respect to, among other things: incurring additional indebtedness; creating

liens on property or assets; making certain loans or investments; selling or disposing of assets; paying certain dividends and other restricted payments; consolidating or merging; entering into certain transactions with affiliates; entering into sale or leaseback transactions; and restricting subsidiary distributions.

The senior secured notes permit QVC to make unlimited dividends or other restricted payments so long as QVC is not in default under the indentures governing the senior secured notes and QVC's consolidated leverage ratio is not greater than 3.5 to 1.0 (the "senior secured notes leverage basket"). As of December 31, 2023, QVC's consolidated leverage ratio (as calculated under QVC's senior secured notes) was greater than 3.5 to 1.0 and as a result QVC is restricted in its ability to make dividends or other restricted payments under the senior secured notes. Although QVC will not be able to make unlimited dividends or other restricted payments under the senior secured notes leverage basket, QVC will continue to be permitted to make unlimited dividends to parent entities of QVC to service the principal and interest when due in respect of indebtedness of such parent entities (so long as there is no default under the indentures governing QVC's senior secured notes) and permitted to make certain restricted payments to Qurate Retail under an intercompany tax sharing agreement in respect of certain tax obligations of QVC and its subsidiaries.

Credit Facility

On October 27, 2021, QVC amended and restated its latest credit agreement (as amended and restated, the "Fifth Amended and Restated Credit Agreement") and refinanced the Credit Facility by entering into the Fifth Amended and Restated Credit Agreement with Zulily, CBI, and QVC Global, each a direct or indirect (or former, in the case of Zulily) wholly owned subsidiary of Qurate Retail, as borrowers (QVC, Zulily, CBI and QVC Global, collectively, the "Borrowers"), JPMorgan Chase Bank, N.A., as administrative agent, and the other parties named therein. In connection with the Zulily divestiture (see note 1), Zulily is no longer a co-borrower in the Credit Facility, and Zulily repaid its outstanding borrowings under the Fifth Amended and Restated Credit Agreement using cash contributed from Qurate Retail, which was approximately $80 million.

The Fifth Amended and Restated Credit Agreement is a multi-currency facility providing for a $3.25 billion revolving credit facility, with a $450 million sub-limit for letters of credit and an alternative currency revolving sub-limit equal to 50% of the revolving commitments thereunder. The Credit Facility may be borrowed by any Borrower, with each Borrower jointly and severally liable for the outstanding borrowings. Borrowings under the Fifth Amended and Restated Credit Agreement bear interest at either the ABR Rate or a LIBOR-based rate (or the applicable non-U.S. Dollar equivalent rate) (such rate, the "Term Benchmark/RFR Rate") at the applicable Borrower's election in each case plus a margin. Borrowings that are ABR Rate loans will bear interest at a per annum rate equal to the base rate plus a margin that varies between 0.25% and 0.625% depending on the Borrowers' combined ratio of consolidated total debt to consolidated EBITDA (the "consolidated leverage ratio"). Borrowings that are Term Benchmark/RFR Rate loans will bear interest at a per annum rate equal to the applicable rate plus a margin that varies between 1.25% and 1.625% depending on the Borrowers' consolidated leverage ratio. Each loan may be prepaid at any time and from time to time without penalty other than customary breakage costs. No mandatory prepayments will be required other than when borrowings and letter of credit usage exceed availability; provided that, if CBI, QVC Global or any other borrower under the Credit Facility (other than QVC) is removed, at the election of QVC, as a borrower thereunder, all of its loans must be repaid and its letters of credit are terminated or cash collateralized. Any amounts prepaid on the Credit Facility may be reborrowed.

On June 20, 2023, QVC, QVC Global and CBI, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto entered into an agreement whereby, in accordance with the Fifth Amended and Restated Credit Agreement, LIBOR-based rate loans denominated in U.S. dollars made on or after June 30, 2023 would be replaced with Secured Overnight Financing Rate ("SOFR") based rate loans. Borrowings that are SOFR-based loans will bear interest at a per annum rate equal to the applicable SOFR rate, plus a credit spread adjustment, plus a margin that varies between 1.25% and 1.625% depending on the Borrowers' consolidated leverage ratio.

The loans under the Credit Facility are scheduled to mature on October 27, 2026. Payment of the loans may be accelerated following certain customary events of default.

The payment and performance of the Borrowers' obligations under the Fifth Amended and Restated Credit Agreement are guaranteed by each of QVC's, QVC Global's, and CBI's Material Domestic Subsidiaries (as defined in the Fifth Amended and Restated Credit Agreement), if any, and certain other subsidiaries of any Borrower that such Borrower has chosen to provide guarantees. Further, the borrowings under the Fifth Amended and Restated Credit Agreement are secured, pari passu with QVC's existing notes, by a pledge of all of QVC's equity interests. The borrowings under the Fifth Amended and Restated Credit Agreement are also secured by a pledge of all of CBI's equity interests.

The Fifth Amended and Restated Credit Agreement contains certain affirmative and negative covenants, including certain restrictions on the Borrowers and each of their respective restricted subsidiaries (subject to certain exceptions) with respect to, among other things: incurring additional indebtedness; creating liens on property or assets; making certain loans or investments; selling or disposing of assets; paying certain dividends and other restricted payments; dissolving, consolidating or merging; entering into certain transactions with affiliates; entering into sale or leaseback transactions; restricting subsidiary distributions; and limiting the Borrowers' consolidated leverage ratio.

Borrowings under the Fifth Amended and Restated Credit Agreement may be used to repay outstanding indebtedness, pay certain fees and expenses, finance working capital needs and general purposes of the Borrowers and their respective subsidiaries and make certain restricted payments and loans to the Borrowers' respective parents and affiliates.

Availability under the Fifth Amended and Restated Credit Agreement at December 31, 2023 was $2.28 billion, including outstanding trade and standby letters of credit, on which CBI may also borrow. The interest rates on the Fifth Amended and Restated Credit Agreement were 7.03%, 5.75%, and 1.5% at December 31, 2023, 2022 and 2021, respectively.

Debt Covenants

Qurate Retail and its subsidiaries were in compliance with all debt covenants at December 31, 2023.

Five Year Maturities

The annual principal maturities of Qurate Retail's debt, based on stated maturity dates, for each of the next five years is as follows (amounts in millions):

2024	$	426
2025	$	588
2026	$	860
2027	$	578
2028	$	503

Fair Value of Debt

Qurate Retail estimates the fair value of its debt based on the quoted market prices for the same or similar issues or on the current rate offered to Qurate Retail for debt of the same remaining maturities (Level 2). The 2067 Notes and 2068 Notes are traded on the New York Stock Exchange, and the Company considers them to be actively traded. As such,

the 2067 Notes and 2068 Notes are valued based on their trading price (Level 1). The fair value, based on quoted prices of instruments not considered to be active markets, of Qurate Retail's publicly traded debt securities that are not reported at fair value in the accompanying consolidated balance sheets is as follows (amounts in millions):

	December 31,	
	2023	2022
Senior debentures	$ 350	377
QVC senior secured notes	$ 2,512	2,676

Due to the variable rate nature, Qurate Retail believes that the carrying amount of its subsidiary debt not discussed above approximated fair value at December 31, 2023.

(7) Leases

Right-of-use assets and lease liabilities are initially recognized based on the present value of the future lease payments over the expected lease term. As for most leases the implicit rate is not readily determinable, the Company uses a discount rate in determining the present value of future payments based on the Company’s incremental borrowing rate on a collateralized basis aligning with the term of the lease. Our lease agreements include both lease and non-lease components, which the Company accounts for as a single lease component. The Company’s leases have base rent periods and some with optional renewal periods. Leases with base rent periods of less than 12 months are not recorded on the balance sheet. For purposes of measurement of lease liabilities, the expected lease terms may include renewal options when it is reasonably certain that the Company will exercise such options.

Leases with an initial term greater than twelve months are classified as either finance or operating. Finance leases are generally those that we substantially use or pay for the entire asset over its estimated useful life and are recorded in property and equipment. All other leases are categorized as operating leases and recorded in operating lease right-of-use assets.

We have entered into sale leaseback transactions. To determine whether the transaction should be accounted for as a sale, we evaluate whether control of the asset has transferred to a third party. If the transfer of the asset is determined to be a sale, we recognize the transaction price for the sale based on cash proceeds received, derecognize the carrying amount of the asset sold, and recognize a gain or loss in the consolidated statement of operations for any difference between the carrying value of the asset and the transaction price. The leaseback is accounted for according to our lease policy discussed above. If the transfer of the asset is not determined to be a sale, we account for the transaction as a financing arrangement.

The Company has finance lease agreements with transponder and transmitter network suppliers for the right to transmit its signals. The Company is also party to a finance lease agreement for data processing hardware and a warehouse. The Company also leases data processing equipment, facilities, office space, retail space and land. These leases are classified as operating leases. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future lease payments using our incremental borrowing rate.

Our leases have remaining lease terms of less than one year to 19 years, some of which may include the option to extend for up to 20 years, and some of which include options to or terminate the leases within less than one year.

The components of lease cost during the years ended December 31, 2023, 2022 and 2021 were as follows:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Operating lease cost (1)	$ 168	127	96
Finance lease cost			
Depreciation of leased assets	$ 2	5	19
Interest on lease liabilities	—	3	8
Total finance lease cost	$ 2	8	27

(1) Included within operating lease costs were short-term lease costs and variable lease costs, which were not material to the financial statements.

The remaining weighted-average lease term and the weighted-average discount rate were as follows:

	December 31,		
	2023	2022	2021
Weighted-average remaining lease term (years):			
Finance leases	1.4	1.9	7.7
Operating leases	12.6	9.6	8.3
Weighted-average discount rate:			
Finance leases	2.3%	2.1%	5.2%
Operating leases	13.4%	10.2%	5.1%

Supplemental balance sheet information related to leases was as follows:

	December 31, 2023	December 31, 2022
	amounts in millions	
Operating leases:		
Operating lease ROU assets	$ 635	585
Current operating lease liabilities (1)	$ 39	76
Operating lease liabilities	615	518
Total operating lease liabilities	$ 654	594
Finance Leases:		
Finance lease ROU assets (3)	$ 10	17
Finance lease ROU asset accumulated depreciation (3)	(8)	(13)
Finance lease ROU assets, net	$ 2	4
Current finance lease liabilities (1)	$ 1	2
Finance lease liabilities (2)	1	2
Total finance lease liabilities	$ 2	4

(1) Included within the Other current liabilities line item on the consolidated balance sheets.
(2) Included within the Other liabilities line item on the consolidated balance sheets.
(3) Included within the Property and equipment line item on the consolidated balance sheets.

Supplemental cash flow information related to leases was as follows:

	Years ended December 31, 2023	2022	2021
		in millions	
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 126	108	82
Operating cash outflows from finance leases	$ —	3	8
Financing cash outflows from finance leases	$ 2	6	18
ROU assets obtained in exchange for lease obligations:			
Operating leases	$ 163	306	49
Finance leases	$ —	—	11

Future lease payments under finance leases and operating leases with initial terms of one year or more at December 31, 2023 consisted of the following:

	Finance Leases	Operating Leases
	amounts in millions	
2024	$ 1	116
2025	1	108
2026	—	100
2027	—	98
2028	—	97
Thereafter	—	842
Total lease payments	$ 2	1,361
Less: imputed interest	—	707
Total lease liabilities	$ 2	654

In June 2022, QVC modified the finance lease for its distribution center in Ontario, California which reduced the term of the lease and removed QVC's ability to take ownership of the distribution center at the end of the lease term. QVC will make annual payments over the modified lease term. Since the lease was modified and removed QVC's ability to take ownership at the end of the lease term, the Company accounted for the modification similar to a sale and leaseback transaction, and as a result, QVC received net cash proceeds of $250 million and recognized a $240 million gain on the sale of the distribution center during the second quarter of 2022 calculated as the difference between the aggregate consideration received (including cash and forgiveness of the remaining financing obligation of $84 million) and the carrying value of the distribution center. The gain is included in gains on sale of assets and sale leaseback transactions in the consolidated statement of operations. The Company accounted for the modified lease as an operating lease and recorded a $37 million right-of-use asset and a $31 million operating lease liability, with the difference attributable to prepaid rent.

In December 2023, QVC modified the lease for its distribution center in Ontario, California pursuant to which QVC extended the term of the lease through December 31, 2030 with an option to renew the lease for an additional 3-year term ending December 31, 2033.

In July 2022, QVC sold five owned and operated properties located in the U.S. to an independent third party and received net cash proceeds of $443 million. Concurrent with the sale, QVC entered into agreements to lease each of the properties back from the purchaser over an initial term of 20 years with the option to extend the terms of the property leases for up to four consecutive terms of five years. QVC recognized a $277 million gain related to the successful sale leaseback for the year ended December 31, 2022, calculated as the difference between the aggregate consideration received and the carrying value of the properties. The Company accounted for the leases as operating leases and recorded a $207 million right-of-use asset and a $205 million operating lease liability, with the difference attributable to initial direct costs.

In November 2022, QVC entered into agreements to sell two properties located in Germany and the U.K. to an independent third party. Under the terms of the agreements, QVC received net cash proceeds of $102 million related to its German facility and $80 million related to its U.K. facility when the sale closed in January 2023. QVC recorded a gain of $69 million and $44 million related to the successful sale leaseback of the German and U.K. properties, respectively, during the first quarter of 2023 calculated as the difference between the aggregate consideration received and the carrying value of the properties. QVC accounted for the leases as operating at the close of the sale leaseback transaction and recorded a $42 million and $32 million right-of-use asset and operating lease liability for the German and U.K. properties, respectively.

As of December 31, 2022, the related assets of $71 million were classified as held for sale, and included in other assets, at cost, net of accumulated amortization in the consolidated balance sheet, as the proceeds from the sale were used to repay a portion of the Credit Facility borrowings which were classified as noncurrent as of December 31, 2022. Qurate Retail classifies obligations as current when they are contractually required to be satisfied in the next twelve months.

On October 31, 2022, the Company entered into foreign currency forward contracts with an aggregate notional amount of $167 million to mitigate the foreign currency risk associated with the sale and leaseback of Germany and U.K. properties. The forward did not qualify as a cash flow hedge under U.S. GAAP. Changes in the fair value of the forward are reflected in realized and unrealized gains (losses) on financial instruments, net in the consolidated statements of operations. The forward expired in January 2023 and was in a net liability position of $10 million as of December 31, 2022, which was included in accrued liabilities in the consolidated balance sheet. The contracts expired in January 2023 which resulted in a net cash settlement of $12 million.

(8) Income Taxes

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Current:			
Federal	$ (8)	(99)	(49)
State and local	12	(29)	(55)
Foreign	(84)	(84)	(117)
	(80)	(212)	(221)
Deferred:			
Federal	(50)	(4)	(24)
State and local	(3)	(27)	26
Foreign	(27)	19	2
	(80)	(12)	4
Income tax benefit (expense)	$ (160)	(224)	(217)

The following table presents a summary of our domestic and foreign earnings (losses) from continuing operations before income taxes:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Domestic	$ (236)	(2,530)	262
Foreign	302	222	376
Total	$ 66	(2,308)	638

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% as a result of the following:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Computed expected tax benefit (expense)	$ (14)	485	(134)
State and local income taxes, net of federal income taxes	(21)	(35)	(20)
Tax on foreign earnings, net of federal tax benefits	(24)	(15)	(113)
Alternative energy tax credits and incentives	—	—	125
Change in tax rate	16	(8)	—
Non-deductible equity distribution	—	(41)	—
Impairment of non-deductible goodwill	(68)	(580)	(49)
Non-deductible interest on Preferred Stock	(21)	(21)	(21)
Stock compensation	(17)	(6)	2
Other, net	(11)	(3)	(7)
Income tax benefit (expense)	$ (160)	(224)	(217)

For the year ended December 31, 2023, income tax expense was greater than the U.S. statutory rate of 21% due to state income tax expense, foreign income tax expense, the impairment of goodwill that is not deductible for tax purposes, non-deductible interest expense related to Preferred Stock, and stock compensation, partially offset by tax benefits from a decrease in effective tax rate used to measure deferred taxes.

For 2022, the most significant portion of the losses before income taxes relates to a goodwill impairment that is not deductible for tax purposes.

For the year ended December 31, 2021, income tax expense was greater than the U.S. statutory rate of 21% due to state income tax expense, foreign income tax expense, the impairment of goodwill that is not deductible for tax purposes, and non-deductible interest expense related to Preferred Stock, partially offset by benefits from tax credits generated by our alternative energy investments.

During November and December of 2021, the Company, through a wholly owned foreign subsidiary, recognized income related to the exchange and redemption of the outstanding Motorola Exchangeables and the extinguishment of related hedges. The income is subject to tax under the U.S Global Intangible Low-taxed Income (“GILTI”) rules. The tax effect of this GILTI income, including the federal tax benefit of related foreign tax credits, is treated by the Company as a period cost. In addition, the Company recorded a U.S. federal tax benefit for foreign derived intangible income deductions claimed on royalty income recognized by the Company in the U.S. during 2021. The tax effect of these items is included in Tax on foreign earnings, net of federal tax benefit in the above table.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31, 2023	December 31, 2022
	amounts in millions	
Deferred tax assets:		
Tax losses and credit carryforwards	$ 297	246
Foreign tax credit carryforwards	99	93
Accrued stock compensation	7	15
Operating lease liability	129	104
Other accrued liabilities	36	59
Prepaid royalty	68	70
Other	133	150
Deferred tax assets	769	737
Valuation allowance	(264)	(264)
Net deferred tax assets	505	473
Deferred tax liabilities:		
Intangible assets	686	675
Fixed assets	106	106
Discount on exchangeable debentures	1,053	970
Other	159	131
Deferred tax liabilities	2,004	1,882
Net deferred tax liabilities	$ 1,499	1,409

As of December 31, 2023, the Company had a deferred tax asset of $297 million for net operating losses and interest expense carryforwards. If not utilized to reduce income tax liabilities in future periods, $143 million of these loss carryforwards will expire at various times between 2024 and 2043. The remaining $154 million of losses and interest expense carryforwards may be carried forward indefinitely. These carryforwards are expected to be utilized by the Company, except for $180 million which, based on current projections, will not be utilized in the future and are subject to a valuation allowance.

As of December 31, 2023, the Company had a deferred tax asset of $99 million for foreign tax credit carryforwards. If not utilized to reduce income tax liabilities in future periods, these foreign tax credit carryforwards will expire at various times between 2026 and 2033. The Company estimates that $82 million of its foreign tax credit carryforward will expire without utilization.

A reconciliation of unrecognized tax benefits is as follows:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Balance at beginning of year	$ 97	88	83
Additions based on tax positions related to the current year	5	8	9
Additions for tax positions of prior years	1	12	1
Reductions for tax positions of prior years	(3)	(2)	(1)
Lapse of statute and settlements	(33)	(9)	(4)
Balance at end of year	$ 67	97	88

As of December 31, 2023, 2022 and 2021, the Company had recorded tax reserves of $67 million, $97 million and $88 million, respectively, related to unrecognized tax benefits for uncertain tax positions. If such tax benefits were to be recognized for financial statement purposes, $53 million for the year ended December 31, 2023, would be reflected in the Company's tax expense and affect its effective tax rate. Qurate Retail's estimate of its unrecognized tax benefits related to uncertain tax positions requires a high degree of judgment. The Company has tax positions for which the amount of related unrecognized tax benefits could change during 2024. The amount of unrecognized tax benefits related to these issues could change as a result of potential settlements, lapsing of statute of limitations and revisions of estimates. It is reasonably possible that the amount of the Company's gross unrecognized tax benefits may decrease within the next twelve months by up to $1 million.

As of December 31, 2023, the Company's tax years prior to 2020 are closed for federal income tax purposes, and the IRS has completed its examination of the Company's 2020 and 2021 tax years. However, 2020 and 2021 remain open until the statute of limitations lapses on October 15 of 2024 and 2025, respectively. The Company's 2022 and 2023 tax years are being examined currently as part of the IRS's Compliance Assurance Process ("CAP") program. Various states and foreign jurisdictions are currently examining the Company's prior years' state and foreign income tax returns.

The Company recorded $6 million of accrued interest and penalties related to uncertain tax positions for the year ended December 31, 2023, $33 million for the year ended December 31, 2022, and $28 million for the year ended December 31, 2021.

(9) Stockholders' Equity

Preferred Stock

On September 14, 2020, Qurate Retail issued its Preferred Stock. There were 13,500,000 shares of Preferred Stock authorized and 12,706,843 shares and 12,673,216 shares issued and outstanding at December 31, 2023 and 2022, respectively.

Priority. The Preferred Stock ranks senior to the shares of Qurate Retail common stock, with respect to dividend rights, rights of redemption and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of Qurate Retail's affairs. Shares of Preferred Stock are not convertible into shares of Qurate Retail common stock.

Dividends. Holders of the Preferred Stock are entitled to receive quarterly cash dividends at a rate of 8.0% per annum of the liquidation price (as described below) on a cumulative basis, during the term. If declared, accrued dividends

will be payable quarterly on each dividend payment date, beginning December 15, 2020 and thereafter on each March 15, June 15, September 15, and December 15 during the term (or, if such date is not a business day, the next business day after such date). If Qurate Retail fails to pay dividends or the applicable redemption price with respect to any redemption within 30 days after the applicable dividend payment or redemption date, the dividend rate will increase as provided by the Certificate of Designations for the Preferred Stock (the “Certificate of Designations”). Accrued dividends that are not paid within 30 days after the applicable dividend payment date will be added to the liquidation price until paid together with all dividends accrued thereon.

The ability of Qurate Retail to declare or pay any dividend on, or purchase, redeem, or otherwise acquire, any of its common stock or any other stock ranking on parity with the Preferred Stock will be subject to restrictions if Qurate Retail does not pay all dividends and all redemption payments on the Preferred Stock, subject to certain exceptions as set forth in the Certificate of Designations.

During the years ended December 31, 2023, 2022 and 2021, the Company declared and paid four quarterly cash dividends, each for $2.00 per share to stockholders of record of the Preferred Stock. On February 13, 2024, the Company declared a quarterly cash dividend of $2.00 per share, which will be payable in cash on March 15, 2024 to stockholders of record of the Preferred Stock at the close of business on February 29, 2024.

Distributions upon Liquidation, Dissolution or Winding Up. Upon Qurate Retail’s liquidation, winding-up or dissolution, each holder of shares of the Preferred Stock will be entitled to receive, before any distribution is made to the holders of Qurate Retail common stock, an amount equal to the liquidation price plus all unpaid dividends (whether or not declared) accrued from the immediately preceding dividend payment date, subject to the prior payment of liabilities owed to Qurate Retail’s creditors and the preferential amounts to which any stock senior to the Preferred Stock is entitled. The Preferred Stock has a liquidation price equal to the sum of (i) $100, plus (ii) all accrued and unpaid dividends (whether or not declared) that have been added to the liquidation price.

Mandatory and Optional Redemption. The Preferred Stock is subject to mandatory redemption on March 15, 2031 at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date. On or after the fifth anniversary of September 14, 2020 (the “Original Issue Date”), Qurate Retail may redeem all or a portion of the outstanding shares of Preferred Stock, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date plus, if the redemption is (x) on or after the fifth anniversary of the Original Issue Date but prior to its sixth anniversary, 4.00% of the liquidation price, (y) on or after the sixth anniversary of the Original Issue Date but prior to its seventh anniversary, 2.00% of the liquidation price and (z) on or after the seventh anniversary of the Original Issue Date, zero. Both mandatory and optional redemptions must be paid in cash.

Voting Power. Holders of the Preferred Stock will not have any voting rights or powers, except as specified in the Certificate of Designations or as required by Delaware law.

Preferred Stock Directors. So long as the aggregate liquidation price of the outstanding shares of Preferred Stock exceeds 25% of the aggregate liquidation price of the shares of Preferred Stock issued on the Original Issue Date, holders of Preferred Stock will have certain director election rights as described in the Certificate of Designations whenever dividends on shares of Preferred Stock have not been declared and paid for two consecutive dividend periods and whenever Qurate Retail fails to pay the applicable redemption price in full with respect to any redemption of the Preferred Stock or fails to make a payment with respect to the Preferred Stock in connection with a liquidation or Extraordinary Transactions (as defined in the Certificate of Designations).

Recognition. As the Preferred Stock is subject to unconditional mandatory redemption in cash and was issued in the form of a share, the Company concluded the Preferred Stock was a mandatorily redeemable financial instrument and should be classified as a liability in the consolidated balance sheets. The Preferred Stock was initially recorded at its fair value, which was determined to be the liquidation preference of $100 per share. Given the liability classification of the Preferred Stock, all dividends accrued are classified as interest expense in the consolidated statements of operations. The fair value of the Preferred Stock (level 1) was $457 million and $434 million as of December 31, 2023 and 2022, respectively.

Common Stock

Series A common stock has one vote per share, and Series B common stock has ten votes per share. Each share of the Series B common stock is exchangeable at the option of the holder for one share of Series A common stock. The Series A and Series B common stock participate on an equal basis with respect to dividends and distributions.

At an annual meeting of stockholders held on June 2, 2015, the Company's stockholders approved an amendment to the Restated Certificate of Incorporation that increased (i) the total number of shares of the Company's capital stock which the Company will have the authority to issue to 9,015 million shares, (ii) the number of shares of the Company's capital stock designated as "Common Stock" to 8,965 million shares and (iii) the number of shares of Common Stock designated as "Series A Liberty Ventures Common Stock," "Series B Liberty Ventures Common Stock" and "Series C Liberty Ventures Common Stock" to 400 million shares, 15 million shares and 400 million shares, respectively.

At an annual meeting of stockholders held on May 23, 2018, the Company's stockholders approved an amendment to the Restated Certificate of Incorporation, which (i) eliminated the tracking stock capitalization structure of the Company and (ii) reclassified each outstanding share of Series A and Series B QVC Group common stock into one share of our Series A and Series B common stock, respectively. In addition, the amendment to the Restated Certificate of Incorporation changed (i) the total number of shares of the Company's capital stock which the Company will have the authority to issue to 8,200 million shares, (ii) the number of shares of the Company's capital stock designated as "Common Stock" to 8,150 million shares, (iii) the number of shares of Common Stock designated as "Series A Common Stock," "Series B Common Stock" and "Series C Common Stock" to 4,000 million shares, 150 million shares and 4,000 million shares, respectively, and (iv) the number of shares of the Company's capital stock designated as "Preferred Stock" to 50 million shares.

As of December 31, 2023, Qurate Retail reserved for issuance upon exercise of outstanding stock options approximately 23.5 million shares of Series A common stock and approximately 0.7 million shares of Series B common stock.

In addition to the Series A and Series B common stock, there are 4 billion shares of Series C common stock authorized for issuance, respectively. As of December 31, 2023, no shares of any Series C common stock were issued or outstanding.

Purchases of Common Stock

During the year ended December 31, 2021, the Company repurchased 41,153,205 shares of Series A common stock for aggregate cash consideration of $435 million. There were no shares of Series A common stock repurchased during the year ended December 31, 2023 and 2022.

All of the foregoing shares were repurchased pursuant to a previously announced share repurchase program and have been retired and returned to the status of authorized and available for issuance.

(10) Related Party Transactions with Officers and Directors

Chairman Compensation Arrangement

In December 2019, LMC entered into a new employment arrangement with Gregory B. Maffei, our Chairman. The arrangement provides for a five year employment term which began on January 1, 2020 and ends December 31, 2024, with an annual base salary of $3 million (with no contracted increase), a one-time cash commitment bonus of $5 million (paid in December 2019), an annual target cash performance bonus of $17 million (with payment subject to the achievement of one or more performance metrics as determined by the applicable company's Compensation Committee), upfront equity awards and annual equity awards (as described below).

The Chairman was entitled to receive term equity awards with an aggregate GDFV of $90 million (the "Upfront Awards") which were granted in two equal tranches. The first tranche consisted of time-vested stock options from each of Qurate Retail, LMC, Liberty Broadband and GCI Liberty and time-vested restricted stock units ("RSUs") from Liberty TripAdvisor Holdings, Inc. ("Liberty TripAdvisor") (collectively, the "2019 term awards") that vested, in each case, on December 31, 2023 (except Liberty TripAdvisor's award of time-vested RSUs, which vested on December 15, 2023). The second tranche of the Upfront Awards consisted of time-vested stock options from each of LMC, Qurate Retail, Liberty Broadband and GCI Liberty and time-vested RSUs from Liberty TripAdvisor (collectively, the "2020 term awards") that vest, in each case, on December 31, 2024 (except Liberty TripAdvisor's award of time-vested RSUs, which vests on December 7, 2024), subject to the Chairman's continued employment, except under certain circumstances.

The Chairman is also entitled to receive annual equity award grants with an annual aggregate GDFV of $17.5 million, consisting of time-vested options, performance-based RSUs or a combination of both, at the election of the Chairman. The annual equity awards are granted directly by Qurate Retail, LMC, Liberty Broadband, Atlanta Braves Holdings, Inc. and Liberty TripAdvisor according to their applicable allocation percentage. The allocation percentage is determined based on a combination of (1) relative market capitalizations, weighted 50%, and (2) a blended average of historical time allocation on an LMC-wide and Chairman basis, weighted 50%, in each case, absent agreement to the contrary by Qurate Retail, LMC, Liberty Broadband, Atlanta Braves Holdings, Inc. and Liberty TripAdvisor in consultation with the Chairman. The allocation percentage is then adjusted annually and following certain events. For the years ended December 31, 2023, 2022 and 2021 the allocation percentage for Qurate Retail was 11%, 13% and 17%, respectively. Vesting of any annual performance-based RSUs is subject to the achievement of one or more performance metrics to be approved by the Compensation Committee of the applicable company with respect to its respective allocable portion of the annual performance-based RSUs.

CEO Employment Agreement

On July 12, 2021, the Compensation Committee of the Board of Directors of Qurate Retail approved the Company's entry into an employment agreement with David Rawlinson II, effective July 12, 2021. Effective October 1, 2021, Mr. Rawlinson began to serve as President and Chief Executive Officer of Qurate Retail. Mr. Rawlinson concurrently assumed the same positions with QVC. Mr. Rawlinson joined the Board of Directors effective January 1, 2022.

Malone Stock Exchange and Maffei Arrangements

On May 18, 2021, Gregory B. Maffei, the Chairman of the Board and a director of the Company, delivered a written offer (the "Offer") to John C. Malone, a director of Qurate Retail, to acquire all of the outstanding shares of Series B common stock ("QRTEB") beneficially owned by Mr. Malone, his wife Leslie Malone and certain trusts for the benefit of Mr. Malone, Mrs. Malone and/or their children (the "Malone Group," and such shares, the "Subject Shares") at a per share price of $14.00 payable in cash, securities or such other form of consideration as to which Mr. Maffei and Mr. Malone might mutually agree. The transfer by the Malone Group of the Subject Shares was subject to the terms of that certain call agreement, dated February 9, 1998 (the "Call Agreement"), among Qurate Retail, as successor-in-interest to the assignee of Tele-Communications, Inc., a Delaware corporation, Mr. Malone and Mrs. Malone, which provided Qurate Retail with the right to acquire all, but not less than all, of the Subject Shares at a per share price equal to the lower of (x) the Offer price or (y) 110% of the average closing prices of a share of QRTEA for the 30 consecutive trading days ending on May 17, 2021 (with the price calculated pursuant to clause (y) equal to $13.62 per share (the "Call Price")) (the "Call Right"). As previously disclosed, on May 18, 2021, Mr. Malone provided written notice to Qurate Retail of his desire to accept the Offer, subject to the approval by the Board of Directors of the Company of the transactions contemplated thereby for purposes of Section 203 of the General Corporation Law of the State of Delaware, pursuant to the terms of the Call Agreement. However, in the event the Company determined to exercise the Call Right, Mr. Malone indicated a preference for the payment of the per share price in the form of shares of QRTEA such that he would continue to hold a substantial investment in the Company.

On June 2, 2021, Qurate Retail delivered written notice to Mr. Malone to exercise the Call Right and to pay the per share Call Price required by the Call Agreement in shares of QRTEA. On June 3, 2021, the Company and the Malone Group entered into a Stock Exchange Agreement (the "Malone Stock Exchange Agreement") to effect the closing of the Call Right exercise, pursuant to which the Malone Group transferred to the Company an aggregate of 27,655,931 shares of QRTEB, and in exchange (the "Malone Exchange"), Qurate Retail issued to the Malone Group an aggregate of 30,421,522 shares of QRTEA. Under the terms of the Call Agreement, the aggregate Call Price converts into an equivalent ratio of 1.1 shares of QRTEA for each share of QRTEB with the aggregate number of shares of QRTEA issued to each member of the Malone Group rounded down to the nearest whole share.

On June 3, 2021, the Company, LMC and Mr. Maffei entered into a Waiver Letter and Amendment of Employment Agreement (the "Letter Agreement"), pursuant to which, among other things, Mr. Maffei (x) waived his rights to assert that Qurate Retail's exercise of the Call Right, the transactions to be consummated pursuant to the Malone Stock Exchange Agreement or the resulting reduction in the Malone Group's voting power with respect to Qurate Retail (collectively, the "Specified Events") would constitute a "Change in Control" or "Good Reason," in each case, as defined in the Executive Employment Agreement, dated as of December 13, 2019, by and between LMC and Mr. Maffei (the "Employment Agreement"), with respect to Qurate Retail, and agreed not to terminate his employment with Qurate Retail for "Good Reason" in connection with or arising out of the Option Cancellation (as defined below) or any of the Specified Events, and (y) consented to the cancellation (the "Option Cancellation") of stock option awards to purchase shares of QRTEB that had been granted to Mr. Maffei on each of December 24, 2014, and March 31, 2015 for 1,137,228 shares at an exercise price of $16.97 per share, and 197,783 shares at an exercise price of $16.71 per share, respectively. In consideration for the foregoing, pursuant to the Letter Agreement, (i) Mr. Maffei received a grant of 1,101,321 restricted shares of QRTEB that are scheduled to vest, subject to Mr. Maffei's continued employment with the Company, in two equal tranches on December 10, 2024 and the fifth anniversary of the grant date, subject to earlier vesting under certain circumstances, and (ii) Qurate Retail agreed that the portion of the Annual Equity Awards (as defined in the Employment Agreement) to be granted by Qurate Retail to Mr. Maffei pursuant to Section 4.11 of the Employment Agreement for calendar years 2022, 2023 and 2024 shall be granted with respect to the QRTEB.

Also, on June 3, 2021, the Company and Mr. Maffei also entered into a Stock Exchange Agreement (the “Maffei Stock Exchange Agreement”) pursuant to which, among other things: (i) Mr. Maffei transferred to Qurate Retail an aggregate of 5,378,308 shares of QRTEA, and in exchange Qurate Retail issued to Mr. Maffei an equivalent number of shares of QRTEB; (ii) Qurate Retail agreed that on the terms and subject to the conditions of the Maffei Stock Exchange Agreement, Mr. Maffei, at his option (during the six-month period following the vesting of the performance-based restricted stock unit award granted to Mr. Maffei on March 10, 2021), may transfer to the Company the number of shares of QRTEA actually received by Mr. Maffei upon vesting of such performance-based restricted stock unit award in exchange for an equivalent number of newly-issued shares of QRTEB (the “Subsequent Exchange”); (iii) Mr. Maffei agreed that until December 31, 2024 (the “Cap Period”), which is also the end of the current term of his employment as set forth in the Employment Agreement, he will not, and will not authorize or permit any of his affiliates that he controls (“Controlled Affiliates”) to, acquire or agree to acquire (or announce publicly an intent to acquire) by purchase or otherwise, beneficial ownership of voting securities of the Company (or direct or indirect rights or options to acquire any such voting securities) if, after giving effect to any such acquisition of securities, the aggregate voting power of the Company’s voting securities beneficially owned by Mr. Maffei and his Controlled Affiliates would exceed 20.0% of the voting power of all of the outstanding voting securities (assuming, for purposes of this calculation that all voting securities beneficially owned by Mr. Maffei which are not outstanding are included in the calculation) (the “Cap”); and (iv) the foregoing transactions by which Mr. Maffei and certain of his related persons became an “interested stockholder” were approved for purposes of Section 203 of the General Corporation Law of the State of Delaware. The Cap is subject to certain terms and exceptions, as described in the Maffei Stock Exchange Agreement. In addition, Mr. Maffei and his Controlled Affiliates may not transfer voting securities of Qurate Retail to any other Controlled Affiliate of Mr. Maffei unless such transferee has agreed to be bound by the terms of the Maffei Stock Exchange Agreement.

Pursuant to the terms of the Maffei Stock Exchange Agreement, on March 25, 2022, Mr. Maffei transferred to the Company an aggregate of 229,022 shares of QRTEA received by Mr. Maffei upon vesting of the performance-based RSU award granted to Mr. Maffei on March 10, 2021 and in exchange, the Company issued to Mr. Maffei an equivalent number of shares of QRTEB. Each share of QRTEB stock is convertible, at the option of the holder, into one share of QRTEA.

(11) Stock-Based Compensation

Qurate Retail - Incentive Plans

The Company has granted to certain of its directors, employees and employees of its subsidiaries, restricted stock (“RSAs”), RSUs and options to purchase shares of the Company’s common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the GDFV of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

Pursuant to the Qurate Retail, Inc. 2020 Omnibus Incentive Plan (the “2020 Plan”), the Company may grant Awards in respect of a maximum of 30.0 million shares of Qurate Retail common stock plus the shares remaining available for Awards under the prior Qurate Retail, Inc. 2016 Omnibus Incentive Plan (the “2016 Plan”), as amended, as of close of business on May 20, 2020, the day before the effective date of the 2020 Plan. Any forfeited shares from the 2016 Plan shall also be available again under the 2020 Plan. Awards generally vest over 1-5 years and have a term of 7-10 years. Qurate Retail issues new shares upon exercise of equity awards.

Qurate Retail – Grants

The following table presents the number and weighted average GDFV of Awards granted by Qurate Retail during the years ended December 31, 2023, 2022 and 2021:

	For the Years ended December 31,					
	2023		2022		2021	
	Awards Granted (000's)	Weighted Average GDFV	Awards Granted (000's)	Weighted Average GDFV	Awards Granted (000's)	Weighted Average GDFV
Series A common stock options, subsidiary employees (1)	NA	NA	NA	NA	974	$ 6.75
Series A common stock options, Qurate Retail employees and directors (2)	NA	NA	NA	NA	63	$ 6.18
Series A common stock options, David Rawlinson II (3)	NA	NA	NA	NA	1,185	$ 5.02
Series A common stock RSUs, subsidiary employees (4)	3,519	$ 0.93	17,302	$ 3.82	5,670	$ 12.07
Series A common stock RSUs, Qurate Retail employees and directors (5)	680	$ 1.40	899	$ 2.72	309	$ 10.30
Series A common stock RSUs, David Rawlinson II (6)	1,869	$ 1.51	596	$ 4.91	652	$ 10.50
Series A common stock RSUs, Mike George (7)	NA	NA	NA	NA	1,107	$ 12.86
Series A common stock RSUs, Qurate Retail Chairman of the Board (8)	NA	NA	NA	NA	229	$ 12.90
Series B common stock RSUs, Qurate Retail Chairman of the Board (8)	353	$ 5.51	327	$ 4.95	1,101	$ 13.65

(1) Vests semi-annually over four years.

(2) Vests between two and three years.

(3) Vested 50% on December 31, 2023 and vests 50% on December 31, 2024. Grant was made in connection with Mr. Rawlinson's employment agreement (see note 10).

(4) Grants made in 2023 vest between one and three years. Grants made in 2022 generally vest annually over three years. Grants made in 2021 generally vest annually over four years.

(5) Grants mainly vest in one year for directors and one year from the month of grant for employees, subject to the satisfaction of certain performance objectives.

(6) Grant made in 2023 vests one year from the month of grant and grant made in 2022 cliff vested in March 2023, subject to the satisfaction of certain performance objectives. Qurate Retail granted 509 thousand time-based RSUs and 143 thousand performance-based RSUs of QRTEA to Mr. Rawlinson in 2021. The time-based RSUs vest over three years, and the performance-based RSUs cliff vested in March 2022, subject to the satisfaction of certain performance objectives and based on an amount determined by the compensation committee. Grants were made in connection with Mr. Rawlinson's employment agreement (see note 10).

(7) Qurate Retail granted to Mr. George 684 thousand performance-based RSUs and 423 thousand time-based RSUs of QRTEA in 2021. The time-based RSUs cliff vested on December 10, 2021, and the performance-based RSUs granted to Mr. George cliff vested one year from the month of grant, subject to the satisfaction of certain performance objectives and based on an amount determined by the compensation committee. Mr. George stepped down as President of the Company effective August 1, 2021 and as CEO effective October 1, 2021.

(8) Qurate Retail granted 353 thousand and 327 thousand performance-based RSUs of QRTEB in 2023 and 2022,

respectively, and Qurate Retail granted 229 thousand performance-based RSUs of QRTEA in 2021. These grants vest one year from the month of the grant, subject to the satisfaction of certain performance objectives. Grants were made in connection with our Chairman's employment agreement. Qurate Retail also granted 1.1 million time-based RSAs of QRTEB to our Chairman in 2021 as a result of the Letter Agreement discussed in Note 10 which vest in two equal tranches on December 10, 2024 and June 3, 2026, subject to earlier vesting under certain circumstances.

Also during the year ended December 31, 2023, Qurate Retail granted 20.4 million performance-based, cash-settled RSUs of QRTEA to subsidiary employees. These RSUs vest equally over three years, subject to the satisfaction of certain performance objectives. The liability and compensation expense related to such awards is adjusted at the end of each reporting period based on the closing market price of QRTEA on the last trading day of the quarter combined with the probability of satisfying the performance objectives.

For awards that are performance-based, performance objectives, which are subjective, are considered in determining the timing and amount of compensation expense recognized. When the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The probability of satisfying the performance objectives is assessed at the end of each reporting period.

Pursuant to the terms of the Maffei Stock Exchange Agreement, on March 25, 2022, Mr. Maffei transferred to the Company an aggregate of 229,022 shares of QRTEA received by Mr. Maffei upon vesting of the performance-based RSU award granted to Mr. Maffei on March 10, 2021 and in exchange, the Company issued to Mr. Maffei an equivalent number of shares of QRTEB. Each share of QRTEB stock is convertible, at the option of the holder, into one share of QRTEA.

During the fourth quarter of 2021 and in connection with the November Special Dividend, holders of QRTEA or QRTEB (together, "QRTEA/B") RSAs and RSUs outstanding at the close of business on the record date received a special cash dividend in the amount of $1.25 per share for each QRTEA/B RSA or RSU so held ("November Cash Dividend").

The November Cash Dividend for RSA holders was paid upon distribution. The November Cash Dividend for RSU holders is subject to the same vesting schedules as those applicable to the corresponding original QRTEA RSUs.

Also in connection with the November Special Dividend, outstanding stock options and stock appreciation rights ("SARs") to purchase shares of QRTEA/B on the record date were adjusted pursuant to the anti-dilution provisions of the incentive plans under which the stock options and SARs were granted. The adjustment to the exercise price and the number of shares subject to the original stock option or SAR award preserved:

i. the pre-November Special Dividend intrinsic value of the original QRTEA/B stock option or SAR, and

ii. the pre-November Special Dividend ratio of the exercise price to the market price of the corresponding original QRTEA/B stock option or SAR.

The Company has calculated the GDFV for all of its equity classified awards using the Black-Scholes-Merton model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2021, the range of expected terms was 5.4 to 5.8 years. There were no options granted in 2023 and 2022. The volatility used in the calculation for Awards is based on the historical volatility of the Company's stock. For grants made in 2021, the range of volatilities was 53.7% to 57.1%. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options

Qurate Retail - Outstanding Awards

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase Qurate Retail common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

	Qurate Retail							
	Series A				Series B			
	Options (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)	Options (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Options outstanding at January 1, 2023	32,914	$ 8.78			2,221	$ 12.25		
Granted	—	$ —			—	$ —		
Exercised	(14)	$ 2.17			—	$ —		
Forfeited/Cancelled	(9,370)	$ 11.44			(1,498)	$ 12.20		
Options outstanding at December 31, 2023	23,530	$ 7.72	2.5 years	$ —	723	$ 12.35	0.9 years	$ —
Options exercisable at December 31, 2023	20,548	$ 7.75	2.3 years	$ —	723	$ 12.35	0.9 years	$ —

The following table presents the number and weighted average GDFV of RSUs granted to certain officers, employees and directors of the Company.

	Series A (000's)	Weighted Average GDFV	Series B (000's)	Weighted Average GDFV
RSUs outstanding at January 1, 2023	23,166	$ 5.09	327	$ 4.95
Granted	6,068	$ 1.16	353	$ 5.51
Vested	(8,700)	$ 5.22	(327)	$ 4.95
Forfeited/Cancelled	(5,843)	$ 5.33	—	$ —
RSUs outstanding at December 31, 2023	14,691	$ 3.30	353	$ 5.51

Qurate Retail - Restricted Stock and Restricted Stock Units

The Company has approximately 14.7 million, 1.4 million and 25 thousand unvested RSAs and RSUs of QRTEA, QRTEB and Preferred Stock, respectively, held by certain directors, officers and employees of the Company as of December 31, 2023. The QRTEA and QRTEB unvested RSAs and RSUs have a weighted average GDFV of $3.32 per share and $11.68 per share, respectively, and 24 thousand of the Preferred Stock unvested RSUs have an incremental cost of $50.96 per share.

The aggregate fair value of all QRTEA, QRTEB and Preferred Stock RSAs and RSUs that vested during the years ended December 31, 2023, 2022 and 2021 was $13 million, $25 million and $95 million, respectively.

Qurate Retail - Exercises

The aggregate intrinsic value of all options exercised during the years ended December 31, 2023, 2022 and 2021 was $4 thousand, $1 million and $19 million, respectively.

As of December 31, 2023, the total unrecognized compensation cost related to unvested Qurate Retail Awards was approximately $34 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.2 years.

As of December 31, 2023, Qurate Retail reserved 24.3 million shares of Series A and Series B common stock for issuance under exercise privileges of outstanding stock options.

(12) Employee Benefit Plans

Subsidiaries of Qurate Retail sponsor 401(k) plans, which provide their employees an opportunity to make contributions to a trust for investment in Qurate Retail common stock, as well as other mutual funds. The Company's subsidiaries make matching contributions to their plans based on a percentage of the amount contributed by employees. Employer cash contributions to all plans aggregated $26 million, $29 million and $30 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(13) Other Comprehensive Earnings (Loss)

Accumulated other comprehensive earnings (loss) included in the Company’s consolidated balance sheets and consolidated statements of equity reflect the aggregate of foreign currency translation adjustments, comprehensive earnings (loss) attributable to debt credit risk adjustments and the Company's share of accumulated other comprehensive earnings of affiliates.

The change in the components of accumulated other comprehensive earnings (loss), net of taxes ("AOCI"), is summarized as follows:

	Foreign currency translation adjustments	Share of AOCI of equity affiliates	Comprehensive Earnings (loss) Attributable to Credit Risk Adjustments	Other	AOCI
	amounts in millions				
Balance at January 1, 2021	$ (70)	(5)	57	90	72
Other comprehensive earnings (loss) attributable to Qurate Retail, Inc. stockholders	(113)	—	(36)	(2)	(151)
Balance at December 31, 2021	(183)	(5)	21	88	(79)
Other comprehensive earnings (loss) attributable to Qurate Retail, Inc. stockholders	(166)	—	277	(14)	97
Balance at December 31, 2022	$ (349)	(5)	298	74	18
Other comprehensive earnings (loss) attributable to Qurate Retail, Inc. stockholders	23	5	84	(44)	68
Balance at December 31, 2023	$ (326)	—	382	30	86

The components of other comprehensive earnings (loss) are reflected in Qurate Retail's consolidated statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss).

	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
	amounts in millions		
Year ended December 31, 2023:			
Foreign currency translation adjustments	$ 17	(2)	15
Recognition of previously unrealized losses (gains) on debt, net	(60)	17	(43)
Comprehensive earnings (loss) attributable to credit risk adjustments	111	(27)	84
Other	5	—	5
Other comprehensive earnings (loss)	$ 73	(12)	61
Year ended December 31, 2022:			
Foreign currency translation adjustments	$ (185)	3	(182)
Recognition of previously unrealized losses (gains) on debt, net	(18)	4	(14)
Comprehensive earnings (loss) attributable to credit risk adjustments	365	(88)	277
Other comprehensive earnings (loss)	$ 162	(81)	81
Year ended December 31, 2021:			
Foreign currency translation adjustments	$ (124)	(4)	(128)
Recognition of previously unrealized losses (gains) on debt, net	(3)	2	(1)
Comprehensive earnings (loss) attributable to credit risk adjustments	(42)	6	(36)
Other comprehensive earnings (loss)	$ (169)	4	(165)

(14) Commitments and Contingencies

Litigation

Qurate Retail has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible Qurate Retail may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Fire at Rocky Mount Fulfillment Center

On December 18, 2021, QVC experienced a fire at its Rocky Mount fulfillment center in North Carolina. Rocky Mount was QVC's second-largest fulfillment center for QxH and QVC's primary returns center for hard goods. The Company maintains property, general liability and business interruption insurance coverage. Based on the provisions of QVC's insurance policies, the Company recorded estimated insurance recoveries for fire related costs for which recovery was deemed probable. As of December 31, 2022 the Company had an insurance receivable of $40 million, recorded in accounts receivable in the consolidated balance sheet.

During the year ended December 31, 2022, the Company recorded $157 million of fire related costs including $95 million for the write-down of Rocky Mount inventory which was included in Cost of goods sold. Due to the circumstances surrounding the write-down of the inventory, this write-down has been excluded from Adjusted OIBDA (as defined in note 15).

In February 2023, QVC sold the Rocky Mount fulfillment center to an independent third party and as of December 31, 2023 received net cash proceeds of $19 million. QVC recognized gains on the sale of $17 million during the year ended December 31, 2023, calculated as the difference between the aggregate consideration received and the carrying value of the property. The gain is included in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statement of operations.

In June 2023, the Company agreed to a final insurance settlement with its insurance company and received all remaining proceeds related to the Rocky Mount claim. As of December 31, 2023 and 2022, the Company recorded cumulative fire related costs of $439 million and $407 million, respectively. Cumulative costs as of December 31, 2023 and December 31, 2022 include $119 million of costs that were not reimbursable by QVC's insurance policies. As of December 31, 2023 and 2022, the Company received cumulative insurance proceeds of $660 million and $380 million, respectively and recorded net gains, representing the proceeds received in excess of recoverable losses recognized, of $208 million and $132 million respectively. Of the $280 million of insurance proceeds received during the year ended December 31, 2023, $210 million represents recoveries for business interruption losses. The fire related costs and gains related to insurance recoveries are included in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statement of operations.

Project Athens

On June 27, 2022, Qurate Retail announced a five-point turnaround plan designed to stabilize and differentiate its QVC-U.S. and HSN brands and expand the Company's leadership in video streaming commerce ("Project Athens"). Project Athens main initiatives include: (i) improve customer experience and grow relationships; (ii) rigorously execute core processes; (iii) lower cost to serve; (iv) optimize the brand portfolio; and (v) build new high growth businesses anchored in strength.

During 2022, QVC commenced the first phase of Project Athens, including actions to reduce inventory and a planned workforce reduction that was completed in February 2023. These initiatives are consistent with QVC's strategy to operate more efficiently as it implements its turnaround plan. During the year ended December 31, 2023, QVC implemented a workforce reduction and recorded restructuring charges of $13 million in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statement of operations.

Other

In October 2023, HSN entered into a settlement agreement with the CPSC in which HSN agreed to pay a civil penalty of $16 million to settle the CPSC's claim that HSN allegedly failed to timely submit a report under the Consumer Product Safety Act ("CPSA") in relation to handheld clothing steamers sold by HSN under the Joy Mangano brand names My Little Steamer® and My Little Steamer® Go Mini that were subject to a voluntary recall previously announced on May 26, 2021. The settlement agreement also requires HSN to implement and maintain a compliance program to ensure compliance with the CPSA. The civil penalty was recorded in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statement of operations.

Zulily Restructuring

In the first quarter of 2022, Zulily began to execute a series of transformation initiatives, beginning with the announcement of the closure of its fulfillment center in Bethlehem, Pennsylvania, and reduction in corporate workforce. Zulily recorded $5 million of restructuring charges during the year ended December 31, 2023, related to its reduction in corporate workforce. Zulily recorded $13 million of restructuring charges during the year ended December 31, 2022, approximately $9 million of which related to its regional office space strategy and expenses associated with the Pennsylvania facility closure, and approximately $4 million of which related to a reduction in corporate workforce. Zulily was a wholly owned subsidiary of Qurate Retail until its divestiture on May 24, 2023 (see note 1).

(15) Information About Qurate Retail's Operating Segments

Qurate Retail, through its ownership interests in subsidiaries and other companies, is primarily engaged in the video and on-line commerce industries. Qurate Retail identifies its reportable segments as (A) those consolidated subsidiaries that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA or total assets and (B) those equity method affiliates whose share of earnings represent 10% or more of Qurate Retail's annual pre-tax earnings. The segment presentation for prior periods has been conformed to the current period segment presentation.

Qurate Retail evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue, Adjusted OIBDA, gross margin, average sales price per unit, number of units shipped and revenue or sales per customer equivalent. In addition, Qurate Retail reviews nonfinancial measures such as unique website visitors, conversion rates and active customers, as appropriate.

For segment reporting purposes, Qurate Retail defines Adjusted OIBDA as revenue less cost of goods sold, operating expenses, and SG&A excluding stock-based compensation and, where applicable, separately identified items impacting comparability. Qurate Retail believes this measure is an important indicator of the operational strength and performance of its businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, and where applicable, separately identified impairments, litigation settlements, restructuring, penalties, acquisition-related costs, fire related costs, net of recoveries (including Rocky Mount inventory losses) and gains on sale leaseback transactions, that are included in the measurement of operating income (loss) pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Qurate Retail generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

For the year ended December 31, 2023, Qurate Retail has identified the following consolidated subsidiaries as its reportable segments:

- QxH – QxH markets and sells a wide variety of consumer products in the U.S., primarily by means of its televised shopping programs and via the Internet through their websites and mobile applications.
- QVC International – QVC International markets and sells a wide variety of consumer products in several foreign countries, primarily by means of its televised shopping programs and via the Internet through its international websites and mobile applications.

- CBI – CBI consists of a portfolio of aspirational home and apparel brands in the U.S. that sell merchandise through brick-and-mortar retail locations as well as via the Internet through their websites.

Qurate Retail's operating segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated subsidiaries are the same as those described in the Company's summary of significant accounting policies.

Performance Measures

	Years ended December 31,					
	2023		2022		2021	
	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA
	amounts in millions					
QxH	$ 6,995	746	7,359	750	8,277	1,439
QVC International	2,454	325	2,528	358	3,077	562
CBI	1,165	67	1,313	78	1,238	137
Corporate and other	301	(64)	906	(122)	1,453	(58)
Inter-segment eliminations	—	—	—	—	(1)	—
Consolidated Qurate Retail	$ 10,915	1,074	12,106	1,064	14,044	2,080

Other Information

	December 31, 2023		December 31, 2022	
	Total assets	Capital expenditures	Total assets	Capital expenditures
	amounts in millions			
QxH	$ 8,088	128	8,731	178
QVC International	1,892	54	1,933	38
CBI	566	45	558	39
Corporate and other	822	3	1,349	13
Consolidated Qurate Retail	$ 11,368	230	12,571	268

The following table provides a reconciliation of consolidated segment Adjusted OIBDA to operating income and earnings (loss) from continuing operations before income taxes:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Consolidated segment Adjusted OIBDA	$ 1,074	1,064	2,080
Stock-based compensation	(53)	(60)	(72)
Depreciation and amortization	(407)	(481)	(537)
Restructuring, penalties and fire related (costs), net of recoveries	189	(3)	(21)
Gains on sale of assets and sale leaseback transactions	113	520	—
Impairment of intangible assets	(326)	(3,081)	(363)
Operating income	590	(2,041)	1,087
Interest expense	(451)	(456)	(468)
Interest and dividend income	52	10	5
Realized and unrealized gains (losses) on financial instruments, net	(61)	55	98
Loss on disposition of Zulily, net	(64)	—	—
Tax sharing income (expense) with Liberty Broadband	(11)	79	10
Other, net	11	45	(94)
Earnings (loss) from continuing operations before income taxes	$ 66	(2,308)	638

Revenue by Geographic Area

The following table summarizes net revenue generated by subsidiaries located within the identified geographic areas:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
United States	$ 8,442	9,514	10,864
Japan	945	1,017	1,167
Germany	788	813	1,027
Other foreign countries	740	762	986
	$ 10,915	12,106	14,044

Long-lived Assets by Geographic Area

	December 31,	
	2023	2022
	amounts in millions	
U.S.	$ 348	378
Japan	91	104
Germany	19	36
Other foreign countries	54	52
	$ 512	570

CORPORATE DATA

BOARD OF DIRECTORS

Gregory B. Maffei
Chairman of the Board
Qurate Retail, Inc.

Richard N. Barton
Co-Founder and Executive Chairman
Zillow Group, Inc.

Fiona P. Dias
Principal Digital Partner
Ryan Retail Consulting

David Rawlinson II
President and Chief Executive Officer
Qurate Retail, Inc.

M. Ian G. Gilchrist
Retired Director and President
Trine Acquisition Corp.

Evan D. Malone, Ph.D.
President
NextFab Studio, LLC

John C. Malone
Chairman of the Board
Liberty Media Corporation

Larry E. Romrell
Retired Executive Vice President
Tele-Communications, Inc.

Andrea L. Wong
Former President, International Production
Sony Pictures Television
Former President, International
Sony Pictures Entertainment

EXECUTIVE COMMITTEE

David Rawlinson II

Gregory B. Maffei

John C. Malone

COMPENSATION COMMITTEE

Larry E. Romrell (Chair)

M. Ian G. Gilchrist

Andrea L. Wong

AUDIT COMMITTEE

M. Ian G. Gilchrist (Chair)

Fiona P. Dias

Larry E. Romrell

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

Andrea L. Wong (Chair)

Richard N. Barton

Fiona P. Dias

SENIOR OFFICERS

Gregory B. Maffei
Chairman of the Board

David Rawlinson II
President and Chief Executive Officer

Renee L. Wilm
Chief Legal Officer and Chief
Administrative Officer

Brian J. Wendling
Chief Accounting Officer and Principal
Financial Officer

Ben Oren
Executive Vice President and Treasurer

CORPORATE SECRETARY

Katherine C. Jewell

CORPORATE HEADQUARTERS
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5300

STOCK INFORMATION
Series A and B Common Stock (QRTEA/B) and our 8% Series A Cumulative Redeemable Preferred Stock (QRTEP) trade on the NASDAQ Global Select Market.

CUSIP NUMBERS
QRTEA – 74915M 100
QRTEB – 74915M 209
QRTEP – 74915M 308

TRANSFER AGENT
Qurate Retail, Inc.
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8461
Toll Free: (626) 427-6421
https://shareholder.broadridge.com/qri

INVESTOR RELATIONS
Shane Kleinstein
investor@qurateretail.com
(866) 876-0461

ON THE INTERNET
Visit the Qurate Retail, Inc. website at
www.qurateretail.com

FINANCIAL STATEMENTS
Qurate Retail, Inc. financial statements are filed with the Securities and Exchange Commission. Copies of these financial statements can be obtained from the Transfer Agent or through the Qurate Retail, Inc. website.

ELECTRONIC DELIVERY

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- If you are a registered stockholder, please visit **www.proxyvote.com** for simple instructions.
- Beneficial shareowners can elect to receive future proxy and annual report materials electronically as well as vote their shares online at **www.proxyvote.com.**
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2024 ANNUAL MEETING OF STOCKHOLDERS
June 10, 2024
9:00 a.m. Local Time
Corporate Offices of Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

OUR ENVIRONMENT

Qurate Retail believes in working to keep our environment cleaner and healthier. We are proud to have our headquarters overlooking the Colorado Rockies. Every day, Qurate Retail takes steps to preserve the natural beauty of the surroundings that we are privileged to enjoy.

Qurate Retail's initiative in reducing its carbon footprint by promoting electronic delivery of shareholder materials has had a positive effect on the environment. Based upon 2023 statistics, voluntary receipt of e-delivery resulted in the following environmental savings:

- Using approximately 57.6 fewer tons of wood, or 346 fewer trees.
- Using approximately 368 million fewer BTUs, or the equivalent of the amount of energy used by 438 refrigerators.
- Using approximately 259,000 fewer pounds of greenhouse gases, including carbon dioxide, or the equivalent of 23.6 automobiles running for 1 year.
- Saving approximately 309,000 gallons of water, or the equivalent of approximately 14 swimming pools.
- Saving approximately 17,000 pounds of solid waste.
- Reducing hazardous air pollutants by approximately 23 pounds.

Environmental impact estimates calculated using the Environmental Paper Network Paper Calculator. For more information visit **www.papercalculator.org.**

QVC | HSN

BALLARD DESIGNS | FRONTGATE

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